SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 15, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF CONTENTS

SIGNATURE
Insurance Asia/Pacific: Life Key Figures
This Report contains a copy of the following:
(1)	The Press Release issued on February 15, 2007.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ C. Blokbergen

C. Blokbergen
Corporate Legal Department
Head Legal Department
Dated: February 15, 2007

PRESS RELEASE
Amsterdam - 15 February 2007
ING posts record results: underlying net profit up 24.3% in 2006 to EUR 7,750 million
•	Results demonstrate the solid earnings capacity of ING’s business portfolio
-	4th-quarter underlying net profit rises 37.4% to record EUR 2,124 million

-	Net inflow of EUR 43.8 billion in 2006 brings assets under management to EUR 600.0 billion at year-end

-	Full-year net profit increases 6.7% to EUR 7,692 million, or EUR 3.57 per share

-	Total dividend proposed at EUR 1.32 per share, up 12% from EUR 1.18 in 2005
•	Strong momentum continues at ING’s three key growth engines in 4th quarter
-	Life insurance in developing markets post 23.5% increase in sales to EUR 530 million

-	ING Direct adds EUR 5.4 billion in mortgages and maintains level of profitability in challenging environment

-	Retirement Services accumulation product sales in the U.S. increase 21.7% in fourth quarter
•	Strategic Focus for 2007: emphasise growth while maintaining high returns
-	Returns are at attractive levels in all lines of business, with a RAROC of 20.4% and IRR at 13.3%

-	Priority for 2007 is continued focus on profitable growth across all six business lines

-	Continued attention for expense control while investing in growth opportunities
Chairman’s Statement
“Over the past three years we have consistently focused on growing our businesses, increasing returns, and improving the execution of the business fundamentals in order to create more value for our shareholders. Our results for 2006 show that this strategy continues to pay off,” said Michel Tilmant, Chairman of ING Group. “We have improved returns in all of our business lines by releasing capital from divested businesses and investing where we can generate growth at solid returns. Our growth engines continue to show strong business momentum. We have kept costs under control while investing in growth opportunities, improving operations in mature businesses, and strengthening compliance overall.”
“Our strong profit growth in 2006 demonstrates the solid earnings capacity of ING’s portfolio of businesses. While the current interest rate environment is challenging, particularly for our banking businesses, the interest margin stabilised in the fourth quarter. At the same time we have benefited from rallying equity and real estate markets, a benign credit environment, a favourable underwriting cycle in non-life insurance and lower taxes. The bulk of our businesses have shown a strong performance, although Japan and the U.S. individual life business require management attention, and we are actively addressing those.”
“Against that backdrop, ING produced record earnings. Our capital position is strong, allowing ING to raise the annual dividend by 12%, providing an attractive yield to our investors while retaining EUR 4.8 billion to invest in the continued growth of our businesses.”
“With returns at attractive levels, ING will emphasise growth in 2007 by seeking profitable growth across all six business lines. Our three growth engines — life insurance in developing markets, retirement services and ING Direct — will continue to be key drivers of growth. In addition, we will invest in new greenfields to create the next generation of growth engines.”
“In mature markets we also enjoy businesses with strong profitable growth segments, such as savings and mortgages, private banking, ING Real Estate and leasing. We will further leverage our strong position to achieve growth by sharpening our focus on the customer, enhancing product innovation and growing market share. At the same time we will work to improve execution, including efficiency, risk and compliance.”
“Looking forward, risk costs and non-life claims will trend gradually to more normalised levels, however we do not anticipate a significant shift in the market environment over the coming period. We are confident that ING is well positioned through our portfolio of businesses to capture growth opportunities and continue to create value for our shareholders.”
Underlying profit excludes divestments and special items as specified in Appendix 2.
P&L figures compare 4Q2006 with 4Q2005. Returns such as RAROC and IRR are calculated on a full-year basis.
Contacts
Media relations
+31 20 541 6522
Press Conference
15 February, 9:30 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
Investor relations
+31 20 541 5571
Analyst Presentation
15 February, 11:15 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
Analyst Conference Call
15 February, 4 p.m. CET
Listen only:
NL +31 20 796 5332
UK +44 20 8515 2303
US +1 303 262 2140
Analyst Presentation
Analyst Presentation
16 February, 11:15 a.m. UK time
60 London Wall, London
Webcast www.ing.com
A video interview with Michel
Tilmant is available on:
www.ing.com and
www.cantos.com
Contents

ING Group Key Figures	2
Insurance	6
Insurance Europe	8
Insurance Americas	10
Insurance Asia/Pacific	12
Banking	14
Wholesale Banking	16
Retail Banking	18
ING Direct	20
Asset Management	22
Capital Management	24
Appendices	25

ING GROUP
ING Group: Key Figures

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Underlying[1] profit before tax:

Insurance Europe	641	561	14.3%	540	18.7%	2,328	2,021	15.2%

Insurance Americas	539	424	27.1%	512	5.3%	1,992	1,979	0.7%

Insurance Asia/Pacific	140	112	25.0%	168	-16.7%	621	447	38.9%

Corporate Line Insurance	20	-75		-195		-55	-472

Underlying profit before tax from Insurance	1,340	1,022	31.1%	1,025	30.7%	4,886	3,975	22.9%

Wholesale Banking	546	492	1 1 .0%	527	3.6%	2,525	2,299	9.8%

Retail Banking	441	506	-12.8%	473	-6.8%	1,932	1,815	6.4%

ING Direct	183	184	-0.5%	175	4.6%	717	617	16.2%

Corporate Line Banking	-14	-64		-43		-102	-177

Underlying profit before tax from Banking	1,156	1,118	3.4%	1,132	2.1%	5,072	4,554	11.4%

Underlying profit before tax	2,496	2,140	16.6%	2,157	15.7%	9,958	8,529	16.8%

Taxation	287	486	-40.9%	427	-32.8%	1,872	1,997	-6.3%

Profit before minority interests	2,209	1,654	33.6%	1,730	27.7%	8,086	6,532	23.8%

Minority interests	85	108	-21.3%	76	1 1 .8%	336	298	12.8%

Underlying net profit	2,124	1,546	37.4%	1,654	28.4%	7,750	6,234	24.3%

Net gains/losses on divestments	-23	18		-83		-85	414

Net profit from divested units		-2				27	-21

Special items after tax		278					583

Net profit (attributable to shareholders)	2,101	1,840	14.2%	1,571	33.7%	7,692	7,210	6.7%

Earnings per share (in EUR)	0.98	0.85	15.3%	0.73	34.2%	3.57	3.32	7.5%

Key Figures

Net return on equity						23.5%	26.6%

Assets under management (end of period)	600,000	547,400	9.6%	569,300	5.4%	600,000	547,400	9.6%

Total staff (FTEs end of period)	119,801	116,614	2.7%	120,424	-0.5%	119,801	116,614	2.7%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2
Earnings Analysis: Fourth Quarter
ING posted record earnings in the fourth quarter, driven by a strong underlying performance and a lower tax rate. Underlying net profit was up 37.4% to EUR 2,124 million, and underlying profit before tax rose 16.6% to EUR 2,496 million.
Growth was led by strong results from insurance, where underlying profit before tax rose 31.1%. Results were supported by growth in assets under management in the life business and favourable underwriting experience in non-life. Profit from Insurance Americas rose 27.1 % as strong equity markets boosted results in retirement services and variable annuities, while the non-life business in Latin America showed a sharp improvement. Insurance Asia/Pacific posted a 25.0% increase in profit, driven by strong sales in South Korea and asset growth in Japan. Profit from Insurance Europe was up 14.3%, lifted by favourable underwriting results in the Dutch non-life business and growth in Central Europe.
At the banking business, total underlying profit before tax was up 3.4%. Strong volume growth helped offset the impact of flat yield curves, and the interest margin stabilised. Risk costs increased from historic lows. Expenses remained under control, despite one-off items in the fourth quarter both years. Wholesale Banking posted an 11.0% increase in profit driven by ING Real Estate. Retail Banking showed a decline of 12.8% reflecting higher incidental expenses. Excluding those items, profit from Retail Banking was up 9.0% as continued growth more than compensated for the impact of flat yield curves. ING Direct’s profit was stable at EUR 183 million as commercial growth offset the impact of flat yield curves.
Underlying net profit growth was supported by a lower effective tax rate of 11.5% in the fourth quarter due to tax-exempt income from equity investments, releases of tax provisions and a reduction of corporate income tax rates. The low effective tax rate in the fourth quarter brought the rate for the full year down to 18.8%, below the expected range of 20-25%.

Net profit, including the impact of divestments and special items, rose 14.2% to EUR 2,101 million, or EUR 0.98 per share. The divestment of Degussa Bank resulted in a net loss of EUR 23 million in the fourth quarter of 2006, while the fourth quarter of 2005 included a net gain of EUR 18 million from divestments, a loss of EUR 2 million from divested units and EUR 278 million from the release of tax provisions and the establishment of a tax asset.
Contrary to the third quarter, results in the fourth quarter were positively impacted by a EUR 97 million revaluation of strategic derivatives for which hedge accounting is not applied. That compares with a negative revaluation of EUR 85 million in the third quarter, when interest rates declined. The EUR 182 million swing contributed to the increase in earnings from the third quarter to the fourth, when underlying net profit rose 28.4%, or by EUR 470 million, to EUR 2,124 million. Compared with the fourth quarter of 2005, the revaluation of derivatives was EUR 37 million higher.
KPIs: Growth
•	ING Direct adds EUR 5.4 billion in mortgages in 4Q

•	New sales (APE) from developing markets up 23.5%

•	Retirement services accumulation sales increased 21.7%
ING’s three key growth engines continued to show strong business momentum in the fourth quarter. ING Direct remained focused on expanding its mortgage business in the current interest rate environment. In the fourth quarter ING Direct added EUR 5.4 billion in new mortgages, excluding currency impacts and the sale of Degussa Bank, bringing the total portfolio to EUR 69.0 billion. Funds entrusted showed a net outflow of EUR 0.4 billion as ING Direct balanced growth with profitability, notably in the U.K. Off-balance sheet funds increased by EUR 1.4 billion as some customers shifted from savings to mutual funds. In the U.S., ING Direct continued to expand its geographical footprint with launches in Atlanta in November and Miami in January 2007. The life insurance businesses in developing markets showed strong sales with annualised premium equivalent (APE) up 23.5% to EUR 530 million. That was driven by sales of single-premium products, which almost doubled to EUR 456 million, as new unit-linked products were introduced in Central Europe and Asia. Sales of U.S. retirement services accumulation products rose 21.7% and variable annuity sales were up 15.2% as the U.S. business continues to focus on meeting the needs of baby boomers as they reach retirement.
KPIs: Returns
•	Banking RAROC rises to 20.4% from 19.1%

•	IRR on new life sales increases slightly to 13.3%

•	VNB declines due in part to increase in discount rate
Margins remained strong as ING focuses on balancing growth and returns to maximise value creation. The risk-adjusted return on capital after tax at the banking businesses improved to 20.4% in 2006 from 19.1 % driven by ING Real Estate. The internal rate of return on new life insurance sales improved slightly to 13.3%. The value of new life business declined in the fourth quarter, due in part to a retroactive increase in the discount rates to reflect higher interest rates. That had a negative impact of EUR 42 million on the full-year value of new business, which was taken as an adjustment in the fourth quarter. Excluding that change, the value of new business on a normalised basis was down 23.8% to EUR 170 million, impacted by lower sales in Japan and a delay in regulatory approval requiring the U.S. individual life business to continue holding non-economic regulatory reserves. The core U.S. retirement services and variable annuities businesses as well as the developing markets in Central Europe showed strong growth.
KPIs: Execution
•	Cost/income ratio banking improved in 4Q and full-year

•	Efficiency ratios for life insurance improved slightly

•	Agreements for outsourcing of Ops&IT finalised in 4Q
Improving the execution of the business fundamentals remains a priority for ING, including increasing efficiency, cost control, customer satisfaction, risk and compliance. Operating expenses remained under control in the fourth quarter, despite continued investments in new growth initiatives. Recurring expenses for the Group were up 3.5% in the fourth quarter and 2.4% for the full year, excluding one-off items, currency effects and expenses at the growth businesses of ING Direct, ING Real Estate and Insurance Asia/Pacific. The cost/income ratio of the banking operations improved by 10 basis points in the fourth quarter and by 1.5%-points on a full-year basis, despite EUR 164 million in additional compliance costs in 2006 and investments to grow at ING Real Estate, ING Direct and the Retail Banking activities in developing markets. The project to outsource parts of Operations & IT in the Benelux is on track with all three major outsourcing agreements finalised in the fourth quarter. The IT outsourcing and streamlining initiatives are expected to deliver annual cost savings of EUR 230 million from 2008. On the insurance side, expenses to life premiums improved slightly to 13.26% from 13.28%, while expenses to assets under management improved to 0.75% from 0.82%.
Profit by Business Line: Fourth Quarter
Insurance
Strong equity markets helped drive growth in sales and assets at ING’s life insurance businesses, while the non-life business continued to benefit from favourable claims experience in most markets. Underlying profit before tax from ING’s insurance businesses rose 31.1% to EUR 1,340 million. Results from life insurance grew 24.5%, led by the U.S., South Korea, Japan and Central Europe. Underlying profit before tax from non-life insurance rose 50.0% to EUR 396 million, driven by releases from insurance provisions and favourable claims experience in the Netherlands as well as a strong improvement in Latin America. Total premium income was down 3.7% to EUR 11,265 million due to currency effects, while the U.S., Central Europe and Asia excluding Japan showed strong growth. Operating expenses remained under control, increasing 1.6%, or 5.1% excluding currencies, reflecting a release of employee benefit provisions in 2005 as well as continued investments to grow the businesses in Asia and Central Europe.
Insurance Europe
Favourable underwriting experience at the Dutch non-life business and strong growth in Central Europe drove underlying profit before tax at Insurance Europe up 14.3% to EUR 641 million. Premium income declined 4.9% reflecting lower group life premiums in the Netherlands, while life premiums in Central & Rest of Europe and non-life premiums in the Netherlands showed strong growth. Expenses were under control, with recurring expenses down 0.3% despite investments to grow the business in Central Europe. Total underlying operating expenses increased 10.9% including a software writedown in the Netherlands in the fourth quarter of 2006 and a release of employee benefit provisions in the fourth quarter of 2005. The value of new business was down 5.3% to EUR 71 million on a normalised basis as a decline in the Netherlands more than offset strong production in Central & Rest of Europe.
Insurance Americas
Higher equity markets drove growth in assets under management and fee income at the U.S. insurance businesses, while the non-life business in Latin America improved compared with the 2005, when results were impacted by hurricane claims in Mexico. That lifted underlying profit before tax from Insurance Americas by 27.1% to EUR 539 million. Premium income increased 7.8% excluding currency effects as all countries reported higher premiums, while operating expenses were flat. Profit in the U.S. rose 31.5%, excluding currency effects and investment-related gains, driven by higher fee income as assets increased. Sales of retirement services asset accumulation products were up21.7% and variable annuity sales increased 15.2%. Profit from the Canadian non-life business declined 29.3% excluding currency effects, due in part to weather-related claims. The value of new life business declined to EUR 19 million on a normalised basis due to regulatory delays which extended the requirement to hold non-economic regulatory reserves in the U.S. individual life business. The normalised value of new business for the U.S. excluding the traditional life business was EUR 39 million in the fourth quarter, while Latin America reported EUR -3 million.
Insurance Asia/Pacific
Higher sales in South Korea and strong growth of assets under management in Japan drove underlying profit before tax from Insurance Asia/Pacific up 25.0% to EUR 140 million. Sales declined in Japan, where the market has become increasingly competitive, leading to a 9.6% decline in life premium income for the region. Excluding Japan, premium income for Asia/Pacific was up 15.9%, driven by growth of 34.4% in South Korea, 28.8% in Australia & New Zealand and 35.9% in Hong Kong. Operating expenses were up 10.7%, reflecting investments to support the growth of the business, particularly in South Korea, India, Malaysia and Thailand. In Taiwan, ING strengthened reserves by EUR 52 million due to the continued low interest rate environment. The reserve adequacy at a 50% confidence level for ING Life Taiwan improved to EUR 298 million from EUR 253 million at the end of September. The value of new business declined 11.1% to EUR 80 million on a normalised basis reflecting lower sales in Japan and regulatory pricing changes in South Korea in April 2006.
Corporate Line Insurance
The Corporate Line Insurance improved to EUR 20 million from EUR -75 million in the fourth quarter of 2005 when results included a loss on the buy-back of legacy debt in the U.S. and lower results from in-house reinsurance following three hurricanes in Mexico. Realised gains on equities reflected in the Corporate Line were slightly lower, with EUR 148 million in the fourth quarter of 2006 and EUR 162 million a year earlier. The revaluation of strategic derivatives used to hedge interest on core debt was a positive EUR 23 million, down from EUR 25 million in the fourth quarter of 2005, but up from a negative revaluation of EUR 70 million in the third quarter when long-term interest rates declined sharply.
Banking
ING’s banking activities continued to show strong growth in savings and mortgages, which helped offset the impact of flat yield curves. Operating expenses were under control, while risk costs increased from historical lows as releases diminish. Underlying profit before tax rose 3.4% to EUR 1,156 million, driven by an 8.8% increase in income, notably from ING Real Estate. Interest income remained stable as strong volume growth offset the impact of flat yield curves. Lending increased by EUR 6.0 billion in the fourth quarter, despite a negative currency impact and the divestment of Degussa Bank. Growth was driven mainly by mortgage lending at ING Direct and the Retail Banking activities in the Netherlands. The total interest margin stabilised in the fourth quarter at 1.05% on an annualised basis, down 1 basis point from the third quarter and 10 basis points from the fourth quarter last year. Income growth was also supported by a EUR 112 million positive revaluation of non-trading derivatives as interest rates increased. Operating expenses were up 4.0% on a recurring basis, excluding additional compliance costs in 2006 and a release of employee benefit provisions in the fourth quarter of 2005. The cost/income ratio improved by 10 basis points to 65.8% in the fourth quarter and declined to 63.6% on a full-year basis despite the incidental costs and investments to support the growth of ING Real Estate and the Retail Banking businesses in developing markets. Loan loss provisions increased to EUR 88 million from EUR 20 million as releases of past provisions continue to diminish. However, at an annualised 11 basis points of average credit-risk-weighted assets, risk costs remain well below normalised levels and there is no indication of a deterioration in the quality of the credit portfolio. Continued attention for capital allocation and pricing discipline helped push the after-tax risk-adjusted return on capital up to 20.4% from 19.1%.
Wholesale Banking
Strong growth in income, particularly at ING Real Estate drove underlying profit before tax from Wholesale Banking up 11.0% to EUR 546 million. Income rose 15.3% driven by a 50.2% increase at ING Real Estate as well as growth from General Lending and Payments & Cash Management as well as Leasing & Factoring. Recurring expenses were up 7.2%, reflecting investments at ING Real Estate and higher bonuses. Total underlying operating expenses were up 13.2%, including one-off compliance-related costs in 2006 and a release of employee benefit provisions in the fourth quarter of 2005. Wholesale Banking recorded a net addition to the provision of loan losses of EUR 20 million after 7 quarters of net releases as releases from old provisions continue to diminish. Returns increased, driven by ING Real Estate as well as efforts to optimise capital allocation and manage growth in risk-weighted assets within the business line. The risk-adjusted return on capital after tax improved to 20.6% from 17.3%.
Retail Banking
Strong volume growth in savings and mortgages helped offset the impact of flat yield curves at the Retail Banking activities. Underlying profit before tax declined 12.8% to EUR 441 million, reflecting higher one-off expenses. Excluding one-off expenses, operating costs rose 2.0% and profit would have been up 9.0%. Total underlying operating expenses increased 9.5% including EUR 35 million in additional compliance expenses in the fourth quarter of 2006 and a EUR 83 million release of employee benefit provisions a year earlier. Underlying income rose 3.2% driven by volume growth in savings and mortgages and a capital gain in Belgium. The residential mortgage portfolio in the Netherlands grew by EUR 1.6 billion, double the production in the third quarter, driven by the success of Postbank’s ‘budget’ mortgage. Risk costs increased as releases diminish, however there was no sign of a deterioration in the lending portfolio. Pricing discipline helped sustain high returns, with a risk-adjusted return on capital after tax of 32.5% for Retail Banking.
ING Direct
Continued commercial growth at ING Direct offset the impact of flat yield curves and investments to expand the geographical footprint and product range. Underlying profit before tax at ING Direct remained strong at EUR 183 million. The interest margin improved by 2 basis points from the third quarter to 0.87% in the fourth, although it remained below the 0.96% achieved in the fourth quarter of 2005. Nonetheless, total income increased 4.0%. ING Direct continued to focus on growing its mortgage portfolio in the current interest rate environment and production remained strong. It added EUR 5.4 billion in new mortgages in the fourth quarter, excluding currency effects and the sale of Degussa Bank. Another 587,000 new customers were added, supported by the expansion of the U.S. footprint to Chicago in the third quarter and Atlanta in the fourth. Funds entrusted declined by EUR 0.4 billion, driven mainly by transfers to off-balance sheet products and an outflow in the U.K. Off-balance sheet funds entrusted showed strong growth, adding EUR 1.4 billion, as some clients shifted from savings to mutual funds. The risk-adjusted return on capital after tax declined to 11.6%, partially due to higher taxes.
Corporate Line Banking
The Corporate Line Banking recorded a loss of EUR 14 million before tax, compared with a loss of EUR 64 million in the fourth quarter last year. The improvement is mainly caused by a EUR 15 million gain from a FX-hedge, lower interest expenses related to capital management, and a decline in expenses not allocated to the business lines.
Assets under Management
Assets under Management increased by EUR 30.7 billion, or 5.4%, in the fourth quarter to EUR 600.0 billion at the end of 2006. All six business lines contributed to the growth. The increase was driven by a sound net inflow of EUR 12.7 billion as well as EUR 20.6 billion from favourable stock market developments and EUR 4.3 billion from acquisitions. Exchange rates had a negative impact of EUR 6.9 billion. The growth was achieved mainly in the third-party assets which increased by EUR 25.8 billion to EUR 404.5 billion, accounting for 67% of total assets under management. Proprietary assets grew by EUR 4.9 billion to EUR 195.5 billion.
Capital Management
ING’s capital position remained robust in the fourth quarter of 2006. Shareholders’ equity increased to EUR 38.3 billion from EUR 36.7 billion at the end of the third quarter, mainly due to EUR 2.1 billion of net profit generated and an increase in unrealised gains on equity securities. The leverage position of ING Group was reduced from 9.4% to 9.0%, well below the 10% limit. The E.U. capital coverage ratio of ING Insurance increased further to 274% from 256%. The Tier-1 ratio of the Bank increased from 7.48% to 7.63% due to the temporary impact from the acquisition of Summit REIT by ING Real Estate. Standard & Poor’s and Moody’s both maintain a stable outlook on the ratings of ING Group (AA-, Aa3) and ING Insurance was recently one of two European insurers to receive an “excellent” enterprise risk management rating from Standard & Poor’s.
Dividend
At the Annual General Meeting of Shareholders on 24 April 2007, ING will propose a total dividend for 2006 of EUR 1.32 per (depositary receipt for an) ordinary share, up from EUR 1.18 in 2005. Taking into account the interim dividend of EUR 0.59 made payable in August 2006, the final dividend will amount to EUR 0.73 to be paid fully in cash. ING’s shares will be quoted ex-dividend as of 26 April 2007 and the dividend will be made payable on May 3, 2007.

INSURANCE
Insurance: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	11,265	1 1 ,694	-3.7%	1 0,992	2.5%	46,834	45,707	2.5%

Commission income	418	294	42.2%	405	3.2%	1,636	1,346	21.5%

Direct investment income	2,429	2,296	5.8%	2,419	0.4%	9,879	9,237	7.0%

Realised gains & fair value changes	390	292	33.6%	286	36.4%	1,244	1,027	21.1%

Total investment & other income	2,819	2,588	8.9%	2,705	4.2%	11,123	10,264	8.4%

Total underlying income	14,502	14,576	-0.5%	14,102	2.8%	59,593	57,317	4.0%

Underwriting expenditure	11,518	1 1 ,894	-3.2%	11,512	0.1%	48,188	47,059	2.4%

Operating expenses	1,430	1,407	1.6%	1,219	17.3%	5,275	5,174	2.0%

Other interest expenses	200	246	-18.7%	347	-42.4%	1,233	1,099	12.2%

Other impairments	14	7	100.0%	-1		11	10	10.0%

Total underlying expenditure	13,162	13,554	-2.9%	13,077	0.6%	54,707	53,342	2.6%

Underlying profit before tax	1,340	1,022	31.1%	1,025	30.7%	4,886	3,975	22.9%

Taxation	87	229	-62.0%	146	-40.4%	683	887	-23.0%

Profit before minority interests	1,253	793	58.0%	879	42.5%	4,203	3,088	36.1%

Minority interests	70	81	-13.6%	58	20.7%	281	254	10.6%

Underlying net profit	1,183	712	66.2%	821	44.1%	3,922	2,834	38.4%

Net gains/losses on divestments		18				30	21

Net profit from divested units		1					13

Special items after tax		130					400

Net profit from Insurance	1,183	861	37.4%	821	44.1%	3,952	3,268	20.9%

Key Figures

Net return on equity						20.9%	21.1%

Embedded value (before dividends)						29,714	27,586	7.7%

Value of new life business	128	223	-42.6%	202	-36.6%	807	805	0.2%

Internal rate of return						13.3%	13.2%

Assets under management (end of period)	444,600	416,400	6.8%	429,900	3.3%	444,600	416,400	6.8%

Staff (FTEs end of period)	54,445	52,517	3.7%	54,671	-0.4%	54,445	52,517	3.7%

Earnings Analysis: Fourth Quarter
Strong equity markets helped drive growth in sales and assets at ING’s life insurance businesses, while the non-life businesses continued to benefit from favourable underwriting experience in most markets. Underlying profit before tax from ING’s insurance businesses rose 31.1% to EUR 1,340 million. Results from life insurance grew by 24.5% to EUR 944 million, driven by strong results in the U.S., South Korea, Japan and Central Europe. Profit from non-life insurance rose 50.0% to EUR 396 million driven by releases from insurance provisions and favourable claims experience in the Netherlands as well as a strong improvement in Latin America. In Canada non-life results declined, mainly due to higher weather-related claims.
The low effective tax rate pushed underlying net profit up 66.2% to EUR 1,183 million. Net profit, including the impact of divestments and special items, rose 37.4% to EUR 1,183 million including a realised gain on divestments and a release of tax provisions in the fourth quarter of 2005.
Currency effects had a negative impact on premium income, which declined 3.7% to EUR 11,265. Excluding currencies, premium income was up 1.9% due to growth in Central Europe, the U.S. and South Korea, while premiums in the Netherlands and Japan declined.
Investment and other income rose 8.9% to EUR 2,819 million due to higher realised gains and fair value changes on investments and a moderate increase of direct investment income. Commission income was up 42.2% to EUR 418 million reflecting growth in assets under management particularly in the U.S. and Japan.
Operating expenses rose 1.6%, or 5.1% excluding currency

effects, mainly due to a release of employee benefit provisions in the Netherlands in the fourth quarter of 2005 as well as investments to support growth in Central Europe and Asia.
Life Insurance: Key Figures

In EUR million	4Q2006	4Q2005	Change

Gross premium income	9,825	10,315	-4.8%

Operating expenses	1,083	1,025	5.7%

Underlying profit before tax	944	758	24.5%

Expenses/premiums life insurance[1]	13.26%	13.28%

Expenses/AUM investment products[1]	0.75%	0.82%

Value of new business	128	223	-42.6%

Normalised value of new business	170	223	-23.8%

Internal rate of return[1]	13.3%	13.2%

Single premium	6,190	6,762	-8.5%

Annual premium	982	970	1.2%

New sales (APE)	1,601	1,647	-2.8%

1.	Figures are full year
Life insurance
Underlying profit before tax from life insurance rose 24.5% to EUR 944 million, driven by the U.S., South Korea, Japan and Central Europe. Currency effects pushed life premium income down 4.8%, however excluding currency effects life premiums were flat. Operating expenses increased 5.7% reflecting one-off expenses in the Netherlands. Operating expenses as a percentage of assets under management for investment products improved to 0.75% for the full year 2006 from 0.82% in 2005, mainly reflecting the growth of the assets under management. Expenses as a percentage of premiums for traditional life products improved slightly to 13.26% from 13.28% in 2005.
New Business Production
The value of new business declined in the fourth quarter, due in part to a retroactive increase in the discount rates to reflect higher interest rates. That had a negative impact of EUR 42 million on the full-year value of new business, which was taken as an adjustment in the fourth quarter. On a normalised basis, reflecting the approximate value calculated without the fourth quarter adjustment to discount rates, the value of new business was down 23.8% to EUR 170 million. That was due to lower sales in Japan and a delay in regulatory approval requiring the U.S. individual life business to continue holding non-economic regulatory reserves. The core U.S. retirement services and variable annuities businesses as well as the developing markets in Central Europe showed strong growth. The internal rate of return increased slightly to 13.3%.
Non-Life Insurance: Key Figures

In EUR million	4Q2006	4Q2005	Change

Gross premium income	1,440	1,379	4.4%

Operating expenses	347	382	-9.2%

Underlying profit before tax	396	264	50.0%

Claims ratio[1]	58.7%	62.7%

Expense ratio[1]	31 .8%	31.9%

Combined ratio[1]	90.5%	94.6%

1. Figures are full year
Non-life insurance
ING’s non-life insurance businesses continued to benefit from favourable underwriting results in most markets. Underlying profit before tax from non-life insurance rose 50.0% to EUR 396 million driven by releases from insurance provisions and a favourable claims environment in the Netherlands. Results in Latin America also improved strongly from the fourth quarter of 2005, when the Mexican business faced claims from three hurricanes. Underwriting results in Canada deteriorated by 33.7% due to higher claims related to bad weather conditions. Overall the combined ratio improved to 90.5% for full year 2006 from 94.6%. Non-life premium income rose 4.4%, or 10.0% excluding currency effects, driven by the Netherlands and Canada. Operating expenses declined 9.2%, but were flat excluding currency effects.
Focus: 2006 Embedded Value
The embedded value of ING’s life insurance businesses increased 7.7% to EUR 29,714 million in 2006 before EUR 1,994 million in net dividends were paid to ING Group, taking the year-end embedded value to EUR 27,718 million. In addition to the required return of EUR 1,716 million, new business production contributed EUR 807 million in the year while strong investment returns and other financial variances added EUR 1,240 million and the investment return on free surplus added another EUR 968 million. Currency effects had a negative impact of EUR 1,164 million, and a change in economic assumptions had a negative impact of EUR 1,534 million, mainly due to a decrease in the long-term risk free interest rates in Taiwan from 5.75% to 3.93% to bring them more into line with market rates.
The embedded value of the life insurance activities of Insurance Europe increased 15.2% to EUR 17,191 million before dividends, driven by EUR 219 million in new business production as well as favourable equity returns and pension performance. At Insurance Americas, the embedded value rose 2.9% to EUR 11,171 million before dividends, reflecting EUR 167 million in new business written in 2006 as well as positive variances and assumption changes. At Insurance Asia/Pacific, the embedded value declined 24.8% to EUR 1,353 million, reflecting the change in economic assumptions in Taiwan.
For further detail on the embedded value please refer to Appendix 7 of the press release and the full EV report available at www.ing.com.

INSURANCE EUROPE
Insurance Europe: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	2,521	2,651	-4.9%	2,348	7.4%	10,552	10,702	-1.4%

Commission income	90	90	0.0%	87	3.4%	348	304	14.5%

Direct investment income	1,055	1,045	1.0%	1,088	-3.0%	4,302	4,353	-1.2%

Realised gains & fair value changes	303	205	47.8%	188	61.2%	934	665	40.5%

Total investment & other income	1,358	1,250	8.6%	1,276	6.4%	5,236	5,018	4.3%

Total underlying income	3,969	3,991	-0.6%	3,711	7.0%	16,136	16,024	0.7%

Underwriting expenditure	2,687	2,837	-5.3%	2,641	1.7%	11,458	11,644	-1.6%

Operating expenses	529	477	10.9%	376	40.7%	1,805	1,869	-3.4%

Other interest expenses	109	111	-1.8%	156	-30.1%	544	482	12.9%

Other impairments	3	5	-40.0%	-2		1	8	-87.5%

Total underlying expenditure	3,328	3,430	-3.0%	3,171	5.0%	13,808	14,003	-1.4%

Underlying profit before tax	641	561	14.3%	540	18.7%	2,328	2,021	15.2%

- of which Life	413	431	-4.2%	419	-1.4%	1,710	1,597	7.1%

- of which Non-Life	228	130	75.4%	121	88.4%	618	424	45.8%

Key Figuresv

Value of new life business	45	75	-40.0%	66	-31.8%	219	226	-3.1%

Internal rate of return						14.9%	14.6%

Assets under management (end of period)	157,900	145,200	8.7%	153,000	3.2%	157,900	145,200	8.7%

Staff (FTEs end of period)	15,126	15,837	-4.5%	15,120	0.0%	15,126	15,837	-4.5%

Key Performance Indicators
•	Sales in Central & Rest of Europe rise 39.8%
•	IRR on new life business increases to 14.9%
•	Recurring expenses under control
At Insurance Europe, ING is investing for growth in Central Europe while continuing to focus on improving efficiency, increasing bank distribution and maintaining pricing discipline in the competitive Dutch and Belgian markets.
ING’s life insurance and pension businesses in Central & Rest of Europe posted a 39.8% increase in sales (APE) to EUR 116 million in the fourth quarter as the company continues to focus on product innovation, expanding distribution and increasing the productivity of the tied-agent sales forces. Product development was accelerated in 2006 with a total of 30 new products and 26 riders introduced across the region. ING is also investing for long-term growth in new greenfield operations, including Russia and Bulgaria, and is launching pension funds in Romania for the third pillar this year and second pillar next year.
Recurring expenses remained under control, despite investments to grow the business in Central Europe. In the Netherlands, headcount reductions at Nationale-Nederlanden are ahead of plan and cost savings are progressing, however additional investments are being made, due in part to new regulations which came into effect in 2007. That resulted in increased expense assumptions which had a negative impact of EUR 361 million on 2006 embedded value.
The Dutch insurance industry has recently come under criticism from consumer organisations and the Dutch regulator with respect to the level and transparency of costs for universal life insurance products, including those sold by Nationale-Nederlanden and other ING subsidiaries, either directly or through intermediaries. No legal proceedings have yet been instituted against Nationale-Nederlanden or any other ING subsidiaries. Discussions are ongoing between the insurance industry and consumer organisations.
In January, ING announced plans to restructure its Belgian insurance business to focus on bancassurance distribution, and it will seek to divest the broker and employee benefits businesses.
Earnings Analysis: Fourth Quarter
Higher non-life results and a strong investment performance in the Netherlands, as well as continued growth in Central & Rest of Europe, lifted underlying profit before tax at Insurance Europe by 14.3% to EUR 641 million.
Lower premiums in the Dutch group life business led to a 4.9% decline in total premium income, despite higher non-life premi-

Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	2,195	2,368	1,255	1,502	378	384	562	482

Operating expenses	372	329	271	235	19	20	82	74

Underlying profit before tax	413	431	323	339	22	31	68	61

Expenses/premiums life insurance[1]	22.50%	23.38%	30.17%	31.24%	13.48%	13.85%	13.22%	13.08%

Expenses/AUM investment products’[1]	0.76%	0.93%	0.81%	1.00%	0.22%	0.19%	0.84%	1.01%

Value of new business	45	75	10	29	6	8	29	38

Normalised value of new business	71	75	17	29	8	8	46	38

Internal rate of return[1]	14.9%	14.6%	12.8%	13.2%	12.3%	16.9%	18.1%	15.6%

Single premium	850	745	362	336	223	276	265	133

Annual premium	146	125	41	41	15	15	90	69

New sales (APE)	231	201	78	75	37	43	116	83

1.	Figures are full year
ums in the Netherlands and growth in Central & Rest of Europe. Investment and other income rose 8.6% to EUR 1,358 million, mainly due to higher dividends, capital gains on bonds and a EUR 40 million swing in revaluations of real estate and private equity, both at Nationale-Nederlanden and RVS.
Recurring expenses for the region were flat, despite investments to grow the business in Central & Rest of Europe, including start-up costs for greenfield operations in Russia and Bulgaria. Total underlying operating expenses increased 10.9% for the region and 13.1% in the Netherlands, largely due to EUR 33 million in software impairments in the fourth quarter of 2006 and releases of employee benefit provisions in 2005.
Life insurance
Underlying profit before tax from life insurance declined 4.2% to EUR 413 million as lower results in the Netherlands and Belgium more than offset a strong increase in Central Europe. Profit in Belgium was 29.0% lower, mainly due to a change in the commission structure with ING Bank Belgium. The 4.7% decline in the Netherlands was primarily due to the one-off release of technical provisions in 2005 following legal changes and an increase in expenses. That offset higher investment returns, particularly from real estate and private equity revaluations. Life results in Central & Rest of Europe were 11.5% higher, driven by strong growth in assets under management at the pension fund in Poland and strong sales in Greece and Hungary. Life premiums declined 7.3% as declines in the Netherlands and Belgium more than offset a 16.6% increase in Central & Rest of Europe, driven by strong sales in Poland, Hungary and Greece. Operating expenses increased, reflecting further investments and start-up costs for greenfield operations in Bulgaria and Russia.
New business production
The value of new life business declined 5.3% on a normalised basis to EUR 71 million as a lower internal rate of return in the Netherlands due to pricing competition more than offset the impact of strong production in Central & Rest of Europe. Sales (APE) increased 14.9% across the region with the largest gains in Central & Rest of Europe. The internal rate of return rose to 14.9%, driven by an increase in Central Europe.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	326	283	254	200	61	71	11	12

Operating expenses	157	148	136	126	17	17	4	5

Underlying profit before tax	228	130	213	114	12	16	3	0

Claims ratio[1]	47.8%	57.6%	44.7%	56.0%	65.0%	66.8%	46.8%	51.3%

Expense ratio[1]	39.3%	38.3%	40.3%	39.0%	33.7%	34.1%	41.3%	41.8%

Combined ratio[1]	87.1%	95.9%	85.0%	95.0%	98.7%	100.9%	88.1%	93.1%

1.	Figures are full year
Non-life insurance
A very strong performance in the Netherlands pushed underlying profit before tax from non-life up 75.4%, driven by favourable claims experience as well as EUR 108 million in releases of insurance provisions, up from EUR 41 million a year earlier. In Belgium, non-life profits declined due to higher claims and a lower reinsurance result. Non-Life premiums increased 15.2%, driven by a 27.0% increase in the Netherlands, mainly due to premium refunds in 2005 in the Loss of Income line after legal changes. Premium income in Belgium declined 14.1%, following the partial sale of its Health portfolio. Operating expenses rose 6.1% overall and 7.9% in the Netherlands, mainly due to software impairments.

INSURANCE AMERICAS
Insurance Americas: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	5,847	5,875	-0.5%	5,802	0.8%	24,118	22,693	6.3%

Commission income	243	138	76.1%	247	-1.6%	984	784	25.5%

Direct investment income	1,135	1,045	8.6%	1,094	3.7%	4,507	4,104	9.8%

Realised gains & fair value changes	129	-4		35	268.6%	170	412	-58.7%

Total investment & other income	1,264	1,041	21.4%	1,129	12.0%	4,677	4,516	3.6%

Total underlying income	7,354	7,054	4.3%	7,178	2.5%	29,779	27,993	6.4%

Underwriting expenditure	6,089	6,046	0.7%	6,082	0.1%	24,981	23,536	6.1%

Operating expenses	621	666	-6.8%	607	2.3%	2,490	2,380	4.6%

Other interest expenses	104	-83		-23		316	97	225.8%

Other impairments	1	1					1

Total underlying expenditure	6,815	6,630	2.8%	6,666	2.2%	27,787	26,014	6.8%

Underlying profit before tax	539	424	27.1%	512	5.3%	1,992	1,979	0.7%

- of which Life	413	287	43.9%	359	15.0%	1,322	1,248	5.9%

- of which Non-Life	126	137	-8.0%	153	-17.6%	670	731	-8.3%

Key Figures

Value of new life business	-12	58		43		167	207	-19.3%

Internal rate of return						10.3%	11.1%

Assets under management (end of period)	202,500	201,700	0.4%	199,600	1.5%	202,500	201,700	0.4%

Staff (FTEs end of period)	28,778	27,824	3.4%	29,710	-3.1%	28,778	27,824	3.4%

Key Performance Indicators
•	Value of new business, IRR impacted by individual life
•	Retirement Services accumulation sales up 21.7%
•	Operating expenses flat excluding currencies
Insurance Americas continues to focus on value creation by delivering top-line growth while maintaining solid returns and expense discipline. In the U.S. the company is positioning itself to better meet the needs of baby boomers as they enter retirement, and in the fourth quarter ING realigned its U.S. businesses, bringing retirement services and annuities together in a new wealth management division. The individual and group life insurance businesses were brought together with reinsurance to better leverage risk management skills across the U.S.
In the fourth quarter, sales of retirement services accumulation products continued to be robust, increasing 21.7%, and variable annuity sales rose 15.2%. On a U.S. reporting basis, sales of these products increased 55.4% and 15.3% respectively. Despite a strong performance from the U.S. wealth management businesses, the value of new business for Insurance Americas declined to EUR 19 million on a normalised basis. Lower sales and the requirement to hold non-economic regulatory reserves in the U.S. individual life business had a negative impact of EUR 17 million. Excluding that impact the value of new business for the U.S. was EUR 39 million. Operating expenses flat excluding currency effects, while premium income rose 7.8%.
Earnings Analysis: Fourth Quarter
Underlying profit before tax increased 27.1 % to EUR 539 million, driven by strong equity markets in the U.S. and an improvement in the Latin American non-life business, which was impacted by hurricane claims in 2005. Excluding EUR 17 million of higher investment-related gains and a EUR 37 million negative impact from currency movements, profit rose 34.3% driven by higher fee income in the U.S. Profit before tax in Canada declined from record 2005 levels as the combined ratio increased by 230 basis points to 89.1%.
Excluding currency effects, premium income at Insurance Americas rose 7.8%, led by higher sales of retirement services accumulation products and variable annuities, while operating expenses were flat.
Life insurance
Life underlying profit before tax rose 43.9% to EUR 413 million, or 56.0% excluding currency impacts. Underlying profit in the U.S. excluding currency effects and EUR 45 million of higher investment-related gains rose 31.5%, led by higher fee income from growth in assets under management. Profit in Latin America rose 63.0% on higher results in Mexico and Chile.
Life premium income increased 8.1% excluding currencies as

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	4,779	4,793	4,612	4,640	167	153

Operating expenses	426	458	374	411	52	47

Underlying profit before tax	413	287	369	260	44	27

Expenses/premiums life insurance[1]	14.33%	13.76%	13.52%	12.68%	21.02%	22.63%

Expenses/AUM investment products[1]	0.72%	0.75%	0.73%	0.76%	0.66%	0.63%

Value of new business	-12	58	-3	46	-9	12

Normalised value of new business	19	58	22	46	-3	12

Internal rate of return[1]	10.3%	11.1%	10.3%	11.0%	10.5%	12.6%

Single premium	4,147	4,411	4,104	4,354	43	57

Annual premium	441	446	338	386	103	60

New sales (APE)	856	888	749	821	107	66

1.	Figures are full year
U.S. life premium rose 8.0%, driven by higher sales of retirement services accumulation products and variable annuities. Individual life sales declined due to price increases in universal life which more than offset strong term-life sales.
Premium income in Latin America rose 17.8% excluding currencies, lifted by higher group life sales in Mexico and sales of pension products in Chile and Peru. Operating expenses increased 0.7% excluding currency movements as modestly lower expenses in the U.S. offset increases in Peru and Mexico.
New business production
The value of new life business for Insurance Americas declined to EUR 19 million on a normalised basis, despite a strong performance from the U.S. wealth management businesses. The lower result was due, in part to the continued impact of the pension transfer war in Mexico, and results at the U.S. individual life business, including lower sales. In addition, the optimal solution is not yet in place to address the requirement to hold non-economic regulatory reserves at the U.S. individual life business. Excluding individual life, the value of new business was EUR 39 million for the U.S. businesses and the IRR was 12.0% or 12.8% on a U.S. reporting basis. ING is in the process of obtaining regulatory approval of our solution to the non-economic regulatory reserve issue. When received, it will apply retroactively to 2006 new business, and the benefits, which are estimated to be about EUR 30 million, will be captured in embedded value profit in 2007. The value of new life business in Latin America was EUR -3 million on a normalised basis due to the adverse impact of lapse assumption changes in Mexico reflecting the pension transfer war in 2006.
Insurance Americas: Non-Life Key Figures

	Total		Canada		Latin America
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	1,068	1,082	649	646	419	436

Operating expenses	195	208	129	131	66	77

Underlying profit before tax	126	137	118	178	8	-41

Claims ratio[1]	63.9%	64.3%	59.2%	56.3%	74.2%	75.8%

Expense ratio[1]	28.9%	29.1%	29.9%	30.5%	26.8%	28.4%

Combined ratio[1]	92.8%	93.4%	89.1%	86.8%	101.0%	104.2%

1. Figures are full year
Non-life insurance
Underlying profit before tax from non-life insurance declined 8.0% to EUR 126 million, including an EUR 11 million negative currency impact. Profit in Canada declined 33.7%, or 29.3% excluding currency effects, to EUR 118 million on lower underwriting income due to weather-related losses and less favourable developments in prior-year reserves. Non-life profit from Latin America was EUR 8 million compared with a loss in the fourth quarter of 2005 when earnings were impacted by three hurricanes in Mexico. Excluding currencies, premium income increased 5.5%, led by a 6.6% increase in Canada as higher sales of auto insurance more than offset the impact of rate reductions. Operating expenses declined 6.3%, or 1.0% excluding currency movements, led by lower expenses in Latin America, largely in Mexico.

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	2,856	3,159	-9.6%	2,869	-0.5%	12,136	12,286	-1.2%

Commission income	83	65	27.7%	69	20.3%	298	254	17.3%

Direct investment income	338	173	95.4%	354	-4.5%	1,167	903	29.2%

Realised gains & fair value changes	-138	-48		-56		-238	-286

Total investment & other income	200	125	60.0%	298	-32.9%	929	617	50.6%

Total underlying income	3,139	3,349	-6.3%	3,236	-3.0%	13,363	13,157	1.6%

Underwriting expenditure	2,710	2,992	-9.4%	2,823	-4.0%	11,745	11,838	-0.8%

Operating expenses	269	243	10.7%	238	13.0%	965	864	11.7%

Other interest expenses	10	2	400.0%	7	42.9%	22	8	175.0%

Other impairments	10					10

Total underlying expenditure	2,999	3,237	-7.4%	3,068	-2.2%	12,742	12,710	0.3%

Underlying profit before tax	140	112	25.0%	168	-16.7%	621	447	38.9%

- of which Life	138	110	25.5%	165	-16.4%	613	442	38.7%

- of which Non-Life	2	2		3	-33.3%	8	5	60.0%

Key Figures

Value of new life business	95	90	5.6%	93	2.2%	421	372	13.2%

Internal rate of return						16.8%	15.0%

Assets under management (end of period)	84,200	69,500	21.2%	77,300	8.9%	84,200	69,500	21.2%

Staff (FTEs end of period)	10,487	8,790	19.3%	9,783	7.2%	10,487	8,790	19.3%

Key Performance Indicators
•	VNB impacted by Japan sales, reduced pricing in Korea
•	Sales up 13.1% in Asia/Pacific excluding Japan
•	Assets under management up 8.9% to EUR 84.2 billion
At Insurance Asia/Pacific, ING is focused on delivering profitable growth by increasing bank distribution, improving the productivity of the tied-agent sales force, and stepping up product innovation across the region. The company is working to expand its product range, supplementing traditional life and asset accumulation products with more wealth management and income products to target the growing retiree segment in Asia. Initiatives are also underway to increase operational efficiency by standardising key processes across the region in order to reap the benefits of scale, and efficiency ratios improved. Expenses to life premiums were down to 8.24% and expenses to assets under management declined to 0.83%.
Assets under management in Japan showed strong growth, which fuelled earnings growth for the region, however new sales declined in an increasingly competitive market. Excluding Japan, sales were up 13.1% to EUR 407 million and premium income increased 15.8%. Sales of single premium products climbed more than 300% in South Korea and more than tripled in Hong Kong following a successful bancassurance campaign. The net inflow of assets under management in the region reached EUR 3.0 billion in the fourth quarter, and total assets under management were up 8.9% to EUR 84.2 billion.
Growth initiatives continued in the fourth quarter. In China, ING Capital Life received approval to start life insurance operations in Henan Province, making it the first Sino-Foreign joint venture to start operations in the province. Investments are continuing to accelerate growth in India, with the roll-out of new branches across the country. Some 5,200 new agents were added across Asia/Pacific in the fourth quarter, mainly in India and South Korea, bringing the total sales force for the region to 62,700. In addition ING added new distribution agreements with banks in India, China and South Korea, and now has partnerships with 123 banks in the region. In South Korea, ING Investment Management received a license in November and offered its first mutual funds to the market in January 2007.
Earnings Analysis: Fourth Quarter
Profit growth at Insurance Asia/Pacific remained strong in the fourth quarter as underlying profit before tax climbed to EUR 140 million from EUR 112 million in the fourth quarter last year. Profit growth was driven by increased volumes in South Korea and higher fees in Japan as assets under management increased strongly. Profit declined 16.7% compared with the third quarter when Japan recorded profits from the hedging strategy on the SPVA books. Underlying profit before tax from

Insurance Asia/Pacific: Life Key Figures

	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	2,846	3,149	67	52	883	1,454	867	645	769	785	260	213

Operating expenses	269	243	56	63	46	39	60	43	55	55	52	43

Underlying profit before tax	138	110	40	37	32	19	63	48			3	6

Expenses/premiums[1]	8.24%	8.33%	17.15%	18.00%	6.86%	7.14%	6.81%	5.07%	7.70%	7.48%	14.19%	21.47%

Expenses/AUM[1]	0.83%	0.94%	0.60%	0.79%	0.53%	0.68%	6.95%	n/a	8.04%	12.12%	1.03%	0.51%

Value of new business	95	90	12	5	-5	-5	39	53	48	33	1	4

Normalised VNB	80	90	12	5	4	-5	34	53	28	33	2	4

Internal rate of return[1]	16.8%	15.0%	17.7%	14.0%	12.1%	11.3%	33.9%	48.9%	17.9%	14.2%	8.8%	8.4%

Single premium	1,193	1,606	332	332	608	1,152	141	34	72	78	40	10

Annual premium	396	399	29	17	46	84	202	184	72	81	47	33

New sales (APE)	514	559	63	50	107	199	216	188	78	89	50	33

1.	Figures are full year
Australia and New Zealand increased by EUR 3 million to EUR 40 million due to growth in assets under management and in-force business. Life insurance accounted for EUR 138 million of total underlying profit before tax and non-life insurance profit accounted for EUR 2 million.
Lower sales in Japan pushed life premium income down 9.6% to EUR 2,846 million. Excluding Japan, premiums were up 15.8% to EUR 1,963 million, driven by growth of 34.4% in South Korea, 28.8% in Australia & New Zealand and 35.9% in Hong Kong.
Operational efficiency improved despite a 10.7% increase in operating expenses as investments continued to support the growth of the business, particularly in South Korea, India, Malaysia and Thailand. Expenses declined 11.1% in Australia & New Zealand. Operating expenses as a percentage of premiums on traditional life insurance products were reduced to 8.24% from 8.33%, mainly due to improvements in Japan and the rest of Asia.
In Taiwan, a charge of EUR 52 million was taken in the fourth quarter to strengthen reserves due to the continued low interest rate environment, reducing profit in the quarter to nil. The reserve adequacy at a 50% confidence level for ING Life Taiwan increased to EUR 298 million from EUR 253 million at the end of September.
New business production
The value of new life business increased to EUR 95 million in the fourth quarter, due to a favourable impact from the change in discount rate. On a normalised basis, the value of new business declined to EUR 80 million from EUR 90 million, reflecting lower sales in Japan and regulatory pricing changes in South Korea. Sales in South Korea were up 14.9% to EUR 216 million. Australia’s value of new business increased to EUR 12 million from EUR 5 million, driven by strong sales of the ‘OneCare’ product at attractive margins. Taiwan’s value of new business declined to EUR 28 million on a normalised basis, reflecting lower sales due to a decline in the Taiwanese dollar, while unit-linked sales increased. The internal rate of return in Asia/Pacific increased further to EUR 16.8%, mainly due to product changes in Taiwan and a shift across the region to less capital-intensive products, such as unit-linked.

BANKING
Banking: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Interest result	2,380	2,382	-0.1%	2,325	2.4%	9,292	9,059	2.6%

Commission income	696	615	13.2%	622	11.9%	2,665	2,307	15.5%

Investment income	225	126	78.6%	74	204.1%	561	539	4.1%

Other income	336	219	53.4%	376	-10.6%	1,686	1,330	26.8%

Total underlying income	3,637	3,342	8.8%	3,397	7.1%	14,204	13,235	7.3%

Operating expenses	2,393	2,204	8.6%	2,220	7.8%	9,032	8,612	4.9%

Gross result	1,244	1,138	9.3%	1,177	5.7%	5,172	4,623	11.9%

Addition to loan loss provision	88	20	340.0%	45	95.6%	100	69	44.9%

Underlying profit before tax	1,156	1,118	3.4%	1,132	2.1%	5,072	4,554	11.4%

Taxation	200	257	-22.2%	281	-28.8%	1,189	1,111	7.0%

Profit before minority interests	956	861	11.0%	851	12.3%	3,883	3,443	12.8%

Minority interests	15	27	-44.4%	18	-16.7%	55	43	27.9%

Underlying net profit	941	834	12.8%	833	13.0%	3,828	3,400	12.6%

Net gains/losses on divestments	-23	0		-83		-115	393	-129.3%

Net profit from divested units	0	-3		0		27	-34

Special items after tax	0	148		0		0	183	-100.0%

Net profit from Banking	918	979	-6.2%	750	22.4%	3,740	3,942	-5.1%

Key Figures

Net return on equity				19.7%		19.4%	24.2%

Interest margin	1.05%	1.15%		1.06%		1.06%	1.17%

Underlying cost/income ratio	65.8%	65.9%		65.4%		63.6%	65.1%

Risk costs in bp of average CRWA	11	3		5		3	3

Risk-weighted assets (end of period)	337,926	319,653	5.7%	332,016	1.8%	337,926	319,653	5.7%

Underlying RAROC before tax						26.2%	25.6%

Underlying RAROC after tax						20.4%	19.1%

Economic capital (average over period)						15,876	14,851	6.9%

Staff (FTEs end of period)	65,356	64,097	2.0%	65,753	-0.6%	65,356	64,097	2.0%

Earnings Analysis: Fourth Quarter
Higher volumes in savings and mortgages as well as strong growth at ING Real Estate more than offset the impact of flat yield curves at the banking businesses. Underlying profit before tax rose 3.4% to EUR 1,1 56 million. Income growth was driven by ING Real Estate, while interest income remained stable as strong volume growth at Retail Banking and ING Direct was largely offset by flatter yield curves and lower prepayment penalties on mortgages. Expenses were higher in the fourth quarter due to one-off compliance costs and a release from employee benefit provisions in the fourth quarter of 2005. Excluding all non-recurring items, expenses rose 4.0%. Risk costs increased as releases of old provisions diminished, however the quality of the portfolio remains strong. Continued focus on value creation and capital allocation helped sustain returns. The underlying RAROC after tax increased to 20.4%, reflecting continued strong returns in Retail Banking and substantially higher results at ING Real Estate.
Underlying net profit from banking rose 12.8% to EUR 941 million, supported by a lower effective tax rate due to high tax-exempt gains on equities. Net profit declined 6.2% to EUR 918 million, including a net loss of EUR 23 million on the sale of Degussa Bank in the fourth quarter of 2006 and EUR 148 million from the establishment of a tax asset a year earlier.
Income
Total underlying income from banking rose 8.8% to EUR 3,637 million driven by higher investment income and higher commission income, mainly from the investment management activities of ING Real Estate.
The underlying interest result was flat as volume growth in savings and mortgages offset a decline in the interest margin. Lower interest results in Retail Banking offset increases in

Wholesale Banking and ING Direct. The total interest margin stabilised in the fourth quarter at 1.05% on an annualised basis, down 1 basis point from the third quarter and 10 basis points lower than the fourth quarter last year. The decrease was due to a flattening of the yield curve, some pressure on client margins and the ongoing growth of ING Direct, which has a lower average interest margin of 0.87%.
Banking: Loans and Advances to Customers

	31 Dec.	30 Sept.
In EUR billion	2006	2006	Change

Public authorities	11.9	11.9	0.0%

Other corporate	217.7	216.7	0.5%

Total corporate	229.6	228.6	0.4%

Mortgages	185.3	180.7	2.5%

Other personal	25.5	25.2	1.2%

Total personal	210.8	205.9	2.4%

Provisions for bank lending	-2.6	-2.7

Total bank lending	437.8	431.8	1.4%

Volume growth remained robust, despite a negative impact from exchange rates and the sale of Degussa Bank at year-end 2006. Loans and advances to customers of the banking operations increased by EUR 6.0 billion to EUR 437.8 billion at the end of December including a EUR 1.8 billion negative impact from currencies and the Degussa Bank sale. Corporate lending increased 0.4% or EUR 1.0 billion, as a EUR 4.1 billion increase outside the Netherlands was partially offset by a EUR 3.1 billion decline in the Netherlands mainly due to the termination of a large repo transaction. Personal lending grew by 2.4%, or EUR 4.9 billion, to EUR 210.8 billion, driven by strong growth in mortgages. Residential mortgages were up EUR 4.6 billion, driven mainly by ING Direct and the retail banking activities in the Netherlands. Customer deposits and other funds on deposit of the banking operations decreased by EUR 4.8 billion, or 1.0%, to EUR 496.8 billion at the end of December.
Investment income rose 78.6% to EUR 225 million, mainly due to higher realised gains on equities and bonds, higher fair-value changes on real estate and an increase in rental income. This was partly offset by lower results from the sale of fixed assets. Commission income increased 13.2% to EUR 696 million. That was driven by higher management fees, mainly from the investment management activities at ING Real Estate, and increased fees from the securities business, brokerage & advisory and insurance broking. Commission on funds transfer declined almost entirely due to a reclassification of payment expenses from operating expenses to commissions paid. Other income rose 53.4% to EUR 336 million, supported by a EUR 112 million positive valuation result on non-trading derivatives as long-term interest rates increased. That compares with a positive revaluation of EUR 24 million in the fourth quarter of 2005 and a negative revaluation of EUR 52 million in the third quarter of 2006, when interest rates declined.
Expenses
Recurring expenses rose 4.0%, mainly due to investments to support growth at ING Real Estate, ING Direct and the Retail Banking activities in growth markets. Total underlying operating expenses were up 8.6% to EUR 2,393 million including EUR 76 million in additional compliance costs this quarter and a EUR 119 million release from employee benefit provisions in the fourth quarter of 2005. Out of the EUR 170 million in additional costs initially expected in 2006 for a compliance review and customer due diligence, about EUR 164 million was taken and additional compliance-related expenses are anticipated in 2007. The outsourcing project at Ops&IT is on track and all three major outsourcing agreements were finalised in the fourth quarter. Out of EUR 120 million in expected costs for the project, a total of EUR 88 million was booked in 2005 and 2006. The IT outsourcing and streamlining projects announced in 2005 are expected to generate annual cost savings of EUR 230 million from 2008. The underlying cost/income ratio of the banking operations improved by 10 basis points in the fourth quarter to 65.8% despite the increased compliance costs and investments for growth. On a full-year basis the cost/income ratio improved to 63.6% from 65.1% in 2005, showing the strong cost containment within the bank. The number of staff increased to 65,356 from 64,097 driven by growth at ING Direct, ING Real Estate and the retail banking activities in India and Romania. The divestments in 2006 of Williams de Broë, Deutsche Hypothekenbank and Degussa Bank resulted in a decrease of 852 full-time staff.
Risk costs began to increase as releases of old provisions diminish, however there is no sign of a deterioration in the quality of the portfolio. The underlying addition to the provision for loan losses was EUR 88 million compared with EUR 20 million in the fourth quarter last year. At an annualised 11 basis points of average credit-risk-weighted assets, risk costs remained well below the normalised level of 25-30 basis points. In 2007, risk costs are expected to remain well below historical norms, although a gradual return to normalised levels is expected over the coming years.
raroc
Higher economic returns in 2006 and a stringent approach to capital allocation led to a further increase in returns at the banking operations. The underlying risk-adjusted return on capital (RAROC) after tax improved to 20.4% from 19.1%, driven by a strong improvement at Wholesale Banking as returns at ING Real Estate increased. Underlying economic capital increased by EUR 1.0 billion to EUR 15.9 billion due to model refinements as well as continued growth of ING Direct and Retail Banking. In the RAROC calculation, the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle. As ING prepares for Basel II, further refinements to the model are in progress, which are expected to be implemented in 2007.

WHOLESALE BANKING
Wholesale Banking: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Interest result	793	728	8.9%	632	25.5%	2,699	2,825	-4.5%

Commission income	377	316	19.3%	304	24.0%	1,333	1,105	20.6%

Investment income	113	114	-0.9%	58	94.8%	398	483	-17.6%

Other income	243	165	47.3%	345	-29.6%	1,374	993	38.4%

Total underlying income	1,526	1,323	15.3%	1,339	14.0%	5,804	5,406	7.4%

Operating expenses	960	848	13.2%	821	16.9%	3,400	3,234	5.1%

Gross result	566	475	19.2%	518	9.3%	2,404	2,172	10.7%

Addition to loan loss provision	20	-17		-9		-121	-127

Underlying profit before tax	546	492	11.0%	527	3.6%	2,525	2,299	9.8%

- General Lending & PCM	146	81	80.2%	139	5.0%	670	550	21.8%

- Structured Finance	125	170	-26.5%	117	5.8%	515	533	-3.4%

- Leasing & Factoring	56	48	16.7%	48	16.7%	214	170	25.9%

- Financial Markets	22	49	-55.1%	83	-73.5%	509	665	-23.5%

- ING Real Estate	232	101	129.7%	154	50.7%	631	349	80.8%

- Other Wholesale Banking products	-35	43	-181.4%	-14		-14	32	-143.8%

Key Figures

Underlying cost/income ratio	62.9%	64.1%		61.3%		58.6%	59.8%

Risk costs in bp of average CRWA	5	-3		-3		-7	-7

Risk-weighted assets (end of period)	160,615	160,662	-0.0%	157,462	2.0%	160,615	160,662	-0.0%

Underlying RAROC before tax						24.3%	21.4%

Underlying RAROC after tax						20.6%	17.3%

Economic capital (average over period)						8,135	8,319	-2.2%

Staff (FTEs end of period)	20,605	20,366	1.2%	20,473	0.6%	20,605	20,366	1.2%

Key Performance Indicators
•	Underlying RAROC after tax increases to 20.6%

•	Income increases 15.3% driven by ING Real Estate

•	Cost/income ratio improves in 4Q and full year
ING’s Wholesale Banking business line continues to focus on maximising value creation by optimising capital allocation and focusing on those clients and products where ING can deliver value-added service and generate attractive returns. That includes controlling the growth of risk-weighted assets, particularly in General Lending, and focusing on high-value products such as ING Real Estate, Structured Finance, and Leasing. Those initiatives continued to payoff in 2006, pushing the risk-adjusted return on capital after tax to 20.6% from 17.3%, while total risk-weighted assets were unchanged. Income increased 15.3% in the fourth quarter, while expenses remained under control. The cost/income ratio improved to 62.9% in the fourth quarter, despite higher one-off compliance costs and growth at ING Real Estate, and the ratio improved to 58.6% on a full-year basis.
In the fourth quarter Wholesale Banking reorganised its client coverage model, creating a global Corporate Clients division to focus on ING’s key client relationships. In the mid-corporate market, Wholesale Banking is working to further leverage its strong franchises in the Netherlands, Belgium, Poland and Romania. Investments continued on the products side with the purchase of Summit REIT by ING Real Estate in the fourth quarter. ING Lease launched new greenfields in Slovakia, Romania and Hungary, and ING Commercial Finance started a greenfield in Romania to capitalise on growth in Central Europe.
Earnings Analysis: Fourth Quarter
Strong income growth more than offset higher expenses and a return to a net addition to the provision for loan losses in the fourth quarter of 2006, resulting in an 11.0% increase in underlying profit before tax to EUR 546 million. Profit growth was driven by strong results at ING Real Estate, where underlying profit before tax rose 129.7% to EUR 232 million driven by an improvement in results from the development activities and a strong increase in assets under management. Results from General Lending and Payments & Cash Management posted an 80.2% increase to EUR 146 million driven by higher income while Leasing & Factoring rose 16.7% to EUR 56 million. Structured Finance declined to EUR 125 million from a very strong EUR 170 million in the fourth

Wholesale Banking: Geographical Breakdown (excluding ING Real Estate)

	Total		Netherlands		Belgium		Rest of World		Other
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Total underlying income	1,143	1,068	435	479	304	241	378	360	26	-12

Underlying operating expenses	814	692	283	254	203	185	278	265	50	-12

Gross result	329	376	152	225	101	56	100	95	-24	0

Addition to loan loss provision	15	-15	9	35	16	-27	-10	-23	0	0

Underlying profit before tax	314	391	143	190	85	83	110	118	-24	0

Underlying cost/income ratio	71.2%	64.8%	65.1%	53.0%	66.8%	76.8%	73.5%	73.6%	192.3%	100.0%

Risk costs (bp of average CRWA)	5	-3	7	28	18	-32	-8	-14	0	0

Risk-weighted assets (in EUR blin)	130.6	135.6	50.4	51.8	36.3	35.3	42.8	48.1	1.1	0.5

Underlying RAROC before tax[1]	19.2%	20.3%	17.7%	25.8%	28.0%	25.1%	16.7%	14.5%	-17.6%	-26.7%

Economic capital (average)[1]	7,082	7,100	2,895	2,545	1,729	1,870	2,316	2,512	142	173

1.	Figures are full year
quarter last year. Challenging market conditions for the Strategic Trading business, including flat yield curves and historically low volatility, led to a 55.1% decline at Financial Markets, however the client-based financial markets business remained strong. The Other Wholesale Banking products declined from a profit before tax of EUR 43 million to a loss of EUR 35 million, driven by high compliance-related costs in 2006 and a release from employee benefit provisions in the fourth quarter of 2005.
Income
Underlying income from Wholesale Banking rose 15.3% to EUR 1,526 million, driven by a 50.2% increase at ING Real Estate as well as higher income from General Lending & PCM and Leasing & Factoring. Structured Finance had a strong quarter, although income was lower compared with record fourth quarter 2005. The interest result rose 8.9% and commission income was up 19.3%, notably in asset management fees and securities business. Other income rose 47.3% due to improved net trading income and results on the sale of development projects at ING Real Estate.
Expenses
Recurring expenses increased 7.2%, reflecting growth at ING Real Estate as well as EUR 33 million in higher bonuses. Total underlying operating expenses were up 13.2% including EUR 41 million in compliance-related costs this quarter and a EUR 36 million release from employee benefit provisions in the fourth quarter of 2005. Additional compliance costs amounted to EUR 79 million in 2006, slightly higher than the EUR 70 million initially expected. Despite those expenses, the cost/income ratio improved slightly in the fourth quarter to 62.9%, and on a full-year basis the cost/income ratio improved to 58.6% from 59.8%. Staff numbers were up 1.2% at 20,605.
Wholesale Banking made a net addition to the provision for loan losses of EUR 20 million after seven quarters of net releases.
raroc
Returns increased strongly with the underlying risk-adjusted return on capital after tax up to 20.6% from 17.3%, driven by higher returns from ING Real Estate. The Wholesale Banking activities in the Netherlands showed a decrease while Belgium and the Rest of World improved. The economic capital of Wholesale Banking declined 2.2% to EUR 8,135 million led by decreases at ING Real Estate and the Wholesale Banking businesses in Belgium and the Rest of World.

Focus: ING Real Estate

In EUR million	4Q2006	4Q2005	Change

Total underlying income	383	255	50.2%

Underlying operating expenses	146	156	-6.4%

Gross result	237	99	139.4%

Addition to loan loss provision	5	-2

Underlying profit before tax	232	101	129.7%

- of which Investment Management	44	33	33.3%

- of which Investment Portfolio[1]	86	70	22.9%

- of which Finance	35	38	-7.9%

- of which Development	67	-40

Underlying cost/income ratio	38.1%	61.2%

Risk costs (bp of average CRWA)	7	-3

Risk-weighted assets (EUR bin)	30.0	25.0	19.9%

Underlying RAROC before tax[2]	58.6%	27.5%

Economic capital (average)[2]	1,053	1,219	-13.6%

ING Real Estate portfolio (EUR bin)[3]	90.7	79.2	14.5%

1.	Investment portfolio own account

2.	Figures are full year

3.	31 December compared with 30 September 2006
ING Real Estate benefited from strong demand for property funds among institutional investors and a sharp improvement at the Development business. Underlying profit before tax rose 129.7% to EUR 232 million. Development turned from a loss of EUR 40 million to a profit of EUR 67 million, supported by high results on the sale of finished projects as well as EUR 40 million in impairments on projects in the fourth quarter of 2005. Profit before tax at Investment Management rose 33.3% to EUR 44 million as assets under management increased by EUR 18.5 billion to EUR 65.6 billion, including EUR 2.3 billion from the purchase of Summit REIT. The 22.9% increase in profit from the Investment Portfolio was driven by fair value changes on real estate. Finance’s profit declined 7.9% to EUR 35 million due to an increase in risk costs, while the portfolio grew by EUR 2.3 billion to EUR 22.6 billion. The 2006 pre-tax RAROC of ING Real Estate rose sharply to 58.6% from 27.5% due to higher returns and a decline in economic capital.

RETAIL BANKING
Retail Banking: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Interest result	1,060	1,125	-5.8%	1,128	-6.0%	4,489	4,397	2.1%

Commission income	289	272	6.3%	290	-0.3%	1,208	1,098	10.0%

Investment income	111	18	516.7%	4	2675.0%	128	31	312.9%

Other income	42	41	2.4%	50	-16.0%	177	208	-14.9%

Total underlying income	1,502	1,456	3.2%	1,472	2.0%	6,002	5,734	4.7%

Operating expenses	1,013	925	9.5%	973	4.1%	3,930	3,829	2.6%

Gross result	489	531	-7.9%	499	-2.0%	2,072	1,905	8.8%

Addition to loan loss provision	48	25	92.0%	26	84.6%	140	90	55.6%

Underlying profit before tax	441	506	-12.8%	473	-6.8%	1,932	1,815	6.4%

Key Figures

Underlying cost/income ratio	67.4%	63.5%		66.1%		65.5%	66.8%

Risk costs in bp of average CRWA	20	11		11		15	11

Total risk-weighted assets (end of period)	99,633	92,410	7.8%	97,747	1.9%	99,633	92,410	7.8%

Underlying RAROC before tax						45.0%	50.6%

Underlying RAROC after tax						32.5%	34.1%

Economic capital (average over period)						4,050	3,392	19.4%

Staff (FTEs end of period)	37,113	36,767	0.9%	37,522	-1.1%	37,113	36,767	0.9%

Key Performance Indicators
•	RAROC after tax continues to be high at 32.5%

•	Income up 3.2%, supported by strong volume growth

•	Operating expenses under control excluding one-offs
ING’s Retail Banking business line is focused on delivering profitable growth in key products in the home markets of the Benelux while investing for growth in developing markets such as Poland, India and Romania. In the Netherlands and Belgium the emphasis is on selectively growing market share in savings and mortgages while maintaining attractive returns and increasing efficiency by streamlining Ops&IT and business processes. In developing markets, ING is investing to expand its branch networks in Poland, Romania and India.
Product innovation helped to support strong volume growth in almost all products in the fourth quarter, which more than compensated for pressure on interest income due to flat yield curves and increased competition. The residential mortgage portfolio in the Netherlands grew by EUR 1.6 billion in the fourth quarter, double the production in the third quarter, driven by the success of Postbank’s ‘budget’ mortgage. Continued pricing discipline helped sustain high returns, with a total risk-adjusted return on capital after tax of 32.5%. Operating expenses remained under control and the cost/income ratio improved 1.3%-points in 2006 to 65.5% despite additional compliance costs and investments in growth markets.
In December, ING reached an agreement to sell its Dutch Regio Bank unit to SNS Reaal as the company focuses on its primary distribution channels in the Netherlands. The company also continues to look at efficiency gains in the Netherlands in both front and back office.
Earnings Analysis: Fourth Quarter
Continued growth in savings and mortgages helped offset the impact of flat yield curves at the Retail Banking activities. Underlying profit before tax declined 12.8% to EUR 441 million, due to higher one-off expenses. Excluding non-recurring items, operating expenses in the fourth quarter rose 2.0% and profit would have been up 9.0%. Total underlying income rose 3.2%, supported by volume growth and a capital gain in Belgium.
Profit before tax in the Netherlands declined 25.9% to EUR 294 million reflecting the one-off expenses, which included a EUR 83 million release from employee benefit provisions in the fourth quarter last year and EUR 35 million in additional compliance costs this quarter. Excluding non-recurring items, profit at the Dutch retail businesses rose 0.6%. In Belgium, profit before tax was up 43.8% to EUR 138 million, including a EUR 44 million capital gain on the sale of ING’s stake in Banksys. In Poland, profit from the retail banking activities of ING Bank Slaski declined to EUR 9 million from EUR 13 million, as risk costs turned to a small addition compared with a EUR 5 million release. That offset strong income growth of 16.1% in Poland driven by savings, current accounts and mutual funds. The pre-

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium[1]		Poland		Rest of World
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Total underlying income	1,502	1,456	969	988	399	352	65	56	69	60

Operating expenses	1,013	925	639	562	255	260	55	48	64	55

Gross result	489	531	330	426	144	92	10	8	5	5

Addition to loan loss provision	48	25	36	29	6	-4	1	-5	5	5

Underlying profit before tax	441	506	294	397	138	96	9	13	0	0

Underlying cost/income ratio	67.4%	63.5%	65.9%	56.9%	63.9%	73.9%	84.6%	85.7%	92.8%	91.7%

Risk costs (bp of average CRWA)	20	11	20	17	13	-10	62	-261	27	36

Risk-weighted assets (EUR billion)	99.6	92.4	72.2	68.0	20.1	17.3	0.7	0.7	6.7	6.4

Underlying RAROC before tax[2]	45.0%	50.6%	65.9%	70.4%	60.5%	51.1%	22.5%	6.7%	-2.3%	3.0%

Economic capital (average)[2]	4.050	3.392	2.107	1.974	711	579	129	132	1.103	707

1.	Including Luxembourg & Switzerland
2.	Figures are full year
tax results of the retail banking activities in Rest of World were break-even, unchanged from the same quarter last year.
Income
Underlying income rose 3.2% to EUR 1,502 million as volume growth in savings and mortgages, as well as the capital gain in Belgium, more than off set the impact of flatten ing yield curves and a reclassification of payment expenses from operating expenses to funds transfer commissions paid. The total interest result declined 5.8% as volume growth in savings and mortgages was offset by the impact of low interest rates and a flat yield curve, as well as lower prepayment penalties on mortgages. Investment income included EUR 44 million from the gain on the sale of ING’s investment in Banksys in Belgium. Commission income rose 6.3% driven by higher fees from the securities business and higher insurance broking commission, while funds transfer commission declined due to the shift of payment expenses to commissions paid.
Expenses
Strong cost control continues, and expenses rose 2.0% on a recurring basis, mainly due to investments in growth markets such as Poland, India and Romania. Total underlying operating expenses rose 9.5% including EUR 35 million in additional compliance-related costs and the reclassification of payment expenses in the fourth quarter this year and a EUR 83 million release of employee benefit provisions a year earlier, both in the Netherlands. Out of the EUR 100 million in compliance costs expected in 2006 for customer due diligence, EUR 85 million was taken and further compliance costs are expected in 2007. Expenses in Poland rose 14.6% due to higher staff costs and investments in the branch network. The overall cost/income ratio increased to 67.4% in the fourth quarter reflecting the one-off costs. On a full-year basis the cost/income ratio improved to 65.5% from 66.8% despite increased compliance costs and investments in growth markets. Staff numbers rose 0.9% to 37,113 due to growth in India and Romania.
The addition to the provision of loan losses increased to EUR 48 million from EUR 25 million in the fourth quarter of 2005 as releases diminished, however there was no sign of a deterioration in the quality of the portfolio. Belgium and Poland turned from net releases to additions. The addition equalled an annualised 20 basis points of average credit-risk-weighted assets up from 11 basis points in the fourth quarter of 2005.
RAROC
The retail banking business maintained strong returns despite the challenging yield curve environment. The underlying risk-adjusted return on capital after tax declined slightly to 32.5% from 34.1% in 2005, mainly due to model refinements. The Netherlands and Belgium both continued to show strong pretax RAROCs and Poland jumped to 22.5% from 6.7% as returns increased. Total economic capital grew by EUR 0.7 billion to EUR 4.1 billion reflecting business growth, model refinements, the increased value of ING’s stake in Kookmin Bank, and the purchase of a 19.9% stake in Bank of Beijing.
Focus: Private Banking

In EUR million	4Q2006	4Q2005	Change

Total underlying income	160	151	6.0%

Operating expenses	105	91	15.4%

Gross result	55	60	-8.3%

Addition to loan loss provision	3	-2

Underlying profit before tax	52	62	-16.1%

- of which Netherlands	12	22	-45.5%

- of which Belgium[1]	33	32	3.1%

- of which Rest of World	7	8	-12.5%

Cost/income ratio	65.6%	60.3%

Assets under Admin. (EUR bin)[2]	59.2	56.6	4.6%

1.	Including Luxembourg & Switzerland
2.	31 December compared with 30 September 2006
The underlying profit before tax of the Private Banking activities within Retail Banking declined 16.1% to EUR 52 million, due to an increase in expenses following a release of employee benefit provisions in 2005. Full year profit before tax was up 15.8% to EUR 242 million. The cost/income ratio increased to 65.6% in the quarter, however on a full-year basis it improved 2.5%-points to 62.2%. Total assets under administration for private banking clients increased by EUR 2.6 billion in the fourth quarter to EUR 59.2 billion at year-end, supported by higher stock markets and a net inflow of EUR 1.5 billion.

ING DIRECT
ING Direct: Profit & Loss Account

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Interest result	552	547	0.9%	531	4.0%	2,190	1,947	12.5%

Commission income	31	28	10.7%	30	3.3%	128	104	23.1%

Investment income	4	-10		13	-69.2%	43	36	19.4%

Other income	11	10	10.0%	9	22.2%	35	32	9.4%

Total underlying income	598	575	4.0%	583	2.6%	2,396	2,119	13.1%

Operating expenses	395	379	4.2%	380	3.9%	1,598	1.396	14.5%

Gross result	203	196	3.6%	203	0.0%	798	723	10.4%
Addition to loan loss provision	20	12	66.7%	28	-28.6%	81	106	-23.6%

Underlying profit before tax	183	184	-0.5%	175	4.6%	717	617	16.2%

Key Figures

Interest margin	0.87%	0.96%		0.85%		0.89%	0.93%

Cost/income ratio	66.1%	65.9%		65.2%		66.7%	65.9%

Risk costs in bp of average CRWA	9	7		13		10	17

Total risk-weighted assets (end of period)	89,200	76,025	17.3%	87,216	2.3%	89,200	76,025	17.3%

RAROC before tax						19.1%	20.9%

RAROC after tax						11.6%	14.9%

Economic capital (average over period)						3,431	3,066	11.9%

Staff (FTEs end of period)	7,638	6,964	9.7%	7,758	-1.5%	7,638	6,964	9.7%

Key Performance Indicators
•	Own-originated mortgage production reaches EUR 5.8 bln

•	587,000 new customers added in fourth quarter

•	Funds entrusted declined by EUR 0.4 billion
ING Direct continues to invest in long-term value creation by building its client base, expanding its geographical footprint, and gradually rolling out new products to serve a broader range of customer needs. In the U.S., ING Direct launched in Atlanta in November and Miami in January 2007. A new payment account called ‘Electric Orange’ was introduced in the U.S. in December allowing customers to manage their money while earning high interest on their total account balance. A residential mortgage product was successfully introduced in the U.K. in October. The portfolio reached GBP 89 million at year-end and the pipeline of pending mortgages shows promising growth. ING Direct Spain introduced five new ‘Orange Pension Plan’ products in November. The sale of Degussa Bank, a unit of ING DiBa in Germany, was completed on 31 December 2006, resulting in an accounting loss of EUR 23 million which is excluded from the underlying results.
Earnings remained strong despite the impact from raising client rates in all countries in the third quarter as well as further investments to develop new products. As the challenging interest rate environment persisted, ING Direct was less aggressive in following market rates on savings accounts and continued to focus instead on growth in mortgages and other products. The own-originated residential mortgage portfolio grew by EUR 5.8 billion in the quarter, excluding the impact of currencies and the sale of Degussa Bank, and the total mortgage portfolio, including bought mortgage pools, grew by EUR 5.4 billion on the same basis to EUR 69.0 billion.
In the fourth quarter, short term-interest rates increased in three of the five currency zones where ING Direct operates while long-term interest rates remained compressed. Client rates were raised in Spain, Australia, the U.S. and Germany, and a further increase in Germany has been announced since the end of December. In the U.K. client rates did not follow increases in the central bank rates. Excluding currency effects and the sale of Degussa Bank, total funds entrusted declined by EUR 0.4 billion, driven mainly by transfers to off-balance sheet products and an outflow in the U.K. Off-balance sheet funds rose EUR 1.4 billion to EUR 14.6 billion as some customers shifted from savings to mutual funds. Total retail balances, including savings, mortgages, and off-balance sheet products reached EUR 279.5 billion, an increase of EUR 6.4 billion excluding currencies and the sale of Degussa Bank. ING Direct added 587,000 new customers in the fourth quarter, bringing the total to 17.5 million, with almost 3 million new customers added in 2006.
Earnings Analysis: Fourth Quarter
Underlying profit before tax of ING Direct remained strong at EUR 183 million as the company maintained profitability while continuing to invest to grow the business and expand the product offering. Continued commercial growth offset the impact of flat yield curves and the interest margin stabilised in the fourth quarter. Profit for the full year was up 16.2% to EUR 717 million, illustrating the resilience of the business model in a challenging rate environment.
Income
Total underlying income rose 4.0% to EUR 598 million. The interest margin increased 2 basis points to 0.87% from 0.85% in the third quarter, however remained below the margin of 0.96% achieved in the fourth quarter of 2005.
Expenses
Operating expenses increased 4.2% to EUR 395 million, mainly due to higher staff numbers to support business growth. Marketing costs declined by EUR 3 million compared with the fourth quarter last year. The cost/income ratio was 66.1%, up slightly from 65.9% in the fourth quarter of 2005, reflecting investments to develop new products. For full-year 2006, the operational cost base (excluding marketing expenses) was 0.41 % of total assets compared with 0.40% in 2005. The number of full-time staff increased to 7,638 from 6,964 a year earlier.
The addition to the provision for loan losses increased to EUR 20 million, or an annualised 9 basis points of average credit-risk-weighted assets, up from with 7 basis points a year earlier.
RAROC
The after-tax risk-adjusted return on capital of ING Direct declined to 11.6% in the full-year 2006 from 14.9% in 2005, partly due to higher tax charges. The pre-tax RAROC decreased to 19.1% from 20.9%. Economic capital increased to EUR 3.4 billion from EUR 3.1 billion, reflecting continued growth of the business.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(In EUR million)		(x 1,000)		(In EUR billion)		(In EUR billion)
	4Q	4Q	31 Dec.	30 Sept.	31 Dec.	30 Sept.	31 Dec.	30 Sept.
	2006	2005	2006	2006	2006	2006	2006	2006

Canada	14	20	1,491	1,449	12.3	12.8	9.5	9.9

Spain	11	10	1,455	1,420	13.0	13.3	4.8	4.4

Australia	21	25	1,414	1,369	11.2	10.8	15.4	14.3

France	8	11	626	600	12.3	11.8	0.0	0.0

United States	9	38	4,629	4,379	36.0	36.9	12.5	12.1

Italy	15	11	792	762	14.0	14.0	1.8	1.5

Germany & Austria	100	78	6,005	5,988	60.6	62.9	25.0	24.7

United Kingdom	5	-7	1,099	1,098	36.3	37.7	0.1	0.0

ING Direct units	183	186	17,511	17,065	195.9	200.2	69.0	66.8

ING Card	0	-2

Total	183	184

Geographical Breakdown
Higher results were posted in Germany & Austria, the U.K., Italy and Spain, while the U.S., Canada, Australia and France reported lower results. Underlying profit before tax in Germany & Austria rose to EUR 100 million from EUR 78 million, supported by the continued growth of the business, particularly in mortgages and off-balance sheet funds. The sale of Degussa Bank had a negative impact of EUR 2.0 billion in funds entrusted, EUR 2.2 billion on mortgages and 141,000 on the number of clients, which are reflected in the year-end figures of Germany & Austria.
Profit before tax of ING Direct in the U.S. declined to EUR 9 million from EUR 38 million as a result of increases in client rates and an inverse yield curve. Growth continued with 250,000 new customers added. ING Direct Canada faced the same interest rate environment, resulting in a decline of the profit before tax to EUR 14 million from EUR 20 million. Both countries reported a decline in funds entrusted due to currency effects, while in local currencies funds entrusted increased by USD 0.8 billion and CAD 0.7 billion respectively.
In the U.K. ING Direct posted a profit before tax of EUR 5 million compared with a loss of EUR 7 million in the fourth quarter last year. Funds entrusted showed a net outflow of GBP 1.1 billion as client rates were not raised in pace with increases in central bank rates.
ING Card
ING Card reported a breakeven result in the fourth quarter of 2006, an improvement of EUR 2 million compared to the fourth quarter last year. Starting in the first quarter of 2007, ING Card will be reported under the Retail Banking business line.

ASSETS UNDER MANAGEMENT
Assets under Management distributed per Business Line

	Total		AUM by Business Line, 31 December 2006
	31 Dec.	30 Sept.	Insurance	Insurance	Insurance	Wholesale	Retail
In EUR billion	2006	2006	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct

Third-party AUM:

- for insurance policyholders	127.1	123.4	34.1	66.4	26.6

- for institutional clients	118.3	107.6	30.3	24.0	10.2	52.5	1.3

- for retail clients	99.9	91.1	8.1	35.3	21.2	1.2	27.0	7.1

- for private banking clients	59.2	56.6					59.2

Total third-party AUM	404.5	378.7	72.5	125.7	58.0	53.7	87.5	7.1

Proprietary assets	195.5	190.6	85.4	76.8	26.2	7.1

Total assets under management	600.0	569.3	157.9	202.5	84.2	60.8	87.5	7.1

Net inflow (in quarter)	12.7	13.6	1.8	-0.1	3.0	5.4	2.1	0.5

•	Total AuM increases to EUR 600.0 billion

•	EUR 12.7 billion in net inflow achieved in 4Q

•	Third-party AuM up 6.8% to EUR 404.5 billion
Assets under Management
Assets under Management increased by EUR 30.7 billion, or 5.4%, in the fourth quarter to EUR 600.0 billion at the end of 2006. All six business lines contributed to the growth. The increase was driven by a sound net inflow of EUR 12.7 billion, EUR 20.6 billion from favourable stock market developments and EUR 4.3 billion from acquisitions, including Summit REIT and ABN Amro’s domestic asset management business in Taiwan. Exchange rates had a negative impact of EUR 6.9 billion. The growth was achieved mainly in the third-party assets which increased by EUR 25.8 billion to EUR 404.5 billion, accounting for 67% of total assets under management. Proprietary assets grew by EUR 4.9 billion to EUR 195.5 billion.
In flow
The net in flow of EUR 12.7 billion achieved in the fourth quarter brought the total net inflow for full-year 2006 up to EUR 43.8 billion. The fourth-quarter increase was driven by continued strong demand for property investment funds at ING Real Estate (EUR 5.4 billion) as well as strong sales at Insurance Asia/Pacific (EUR 3.0 billion) and Retail Banking (EUR 2.1 billion). Insurance Europe contributed EUR 1.8 billion and ING Direct EUR 0.5 billion, while Insurance Americas posted a slight outflow of EUR 0.1 billion.
Assets under Management by Manager

	Total		Third -Party Assets		Proprietary Assets
	31 Dec.	30 Sept.	31 Dec.	30 Sept.	31 Dec.	30 Sept.
In EUR billion	2006	2006	2006	2006	2006	2006

ING Investment Management Europe	151.8	147.8	92.1	89.2	59.7	58.6

ING Investment Management Americas	148.1	149.8	72.9	71.6	75.2	78.2

ING Investment Management Asia/Pacific	69.4	63.4	44.0	39.6	25.4	23.8

ING Investment Management	369.3	361.0	209.0	200.4	160.3	160.6

ING Real Estate	68.1	57.5	54.8	46.5	13.3	11.0

Private Banking	51.4	48.8	51.4	48.8	0.0	0.0

Other	31.9	26.2	10.0	7.2	21.9	19.0

Assets managed internally	520.7	493.5	325.2	302.9	195.5	190.6

Funds managed externally	79.3	75.8	79.3	75.8	0.0	0.0

Total assets under management	600.0	569.3	404.5	378.7	195.5	190.6

Assets under Management by Manager
ING’s asset management units manage a total of EUR 520.7 billion in assets, of which EUR 195.5 billion is proprietary assets of ING Group and EUR 325.2 billion is third-party assets. In addition, ING’s business lines have distributed EUR 79.3 billion of funds managed by external fund managers under open-architecture systems, illustrating the strength of ING’s distribution channels, particularly the U.S. retirement services and annuities businesses, ING Direct and ING Life Japan.
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. The total assets managed by ING IM amounted to EUR 369.3 billion of which EUR 209.0 billion is third-party assets. Total third-party assets increased 4.3% in the fourth quarter driven by a net inflow of EUR 2.1 billion and favourable stock markets.
The third-party assets at ING IM Europe rose 3.3% to EUR 92.1 billion, driven by a EUR 0.4 billion increase at ING IM in Poland supported by sales through ING Bank Slaski’s fund distribution platform. ING IM Europe made the most successful fund introduction in the Netherlands this year with the ING Opportunity Obligatie Fonds. This is the first absolute return fund launched by ING in the Netherlands and generated inflow of EUR 0.3 billion in a highly competitive market.
In Asia/Pacific third-party assets increased 11.1% to EUR 44.0 billion of which EUR 2.4 billion was attributable to the acquisition of ABN Amro’s domestic asset management business in Taiwan in the fourth quarter. ING IM Asia/Pacific was granted a license to open an investment management office in South Korea, an attractive market given its aging population.
Third-party assets at ING IM Americas increased 1.8% to EUR 72.9 billion. The net inflow reached EUR 1.3 billion in the fourth quarter, while favourable stock markets were offset by a weaker U.S. dollar. The inflow was driven by strong sales of fixed-income products totalling EUR 0.7 billion across its Investment Grade, High Yield, Stable Value and Senior Bank Loan strategies. ING Funds in the U.S. launched the ING Risk Managed Natural Resources Fund which raised EUR 0.4 billion from retail investors. This unique energy and materials fund was designed by ING Investment Management to seek total return in the sector with reduced volatility and an attractive distribution yield.
At the end of 2006 ING IM delivered a sound performance with 67% of mutual fund assets outperforming their benchmark and 63% outperforming their peer median on a 3-year basis.
ING Real Estate
Assets under management at ING Real Estate, including the Investment Management and Development portfolios, increased by EUR 10.6 billion in the fourth quarter to EUR 68.1 billion. The total portfolio of ING Real Estate, including the finance portfolio, increased to EUR 90.7 billion at the end of 2006 from EUR 79.2 billion at the third quarter. Growth was driven mainly by the Investment Management business, where assets under management grew by EUR 10.8 billion in the fourth quarter to EUR 65.6 billion. Strong inflow of EUR 5.9 billion was achieved across all existing funds particularly the global real estate securities and multi-manager businesses. The purchase of Summit Real Estate Investment Trust in Canada, which was completed in the fourth quarter, added EUR 2.3 billion to the portfolio. The newly launched ING Real Estate China Opportunity Fund raised EUR 350 million in the fourth quarter.
The Development portfolio ended the quarter slightly lower at EUR 2.5 billion following the successful sale of large retail and office projects, notably in Spain and Netherlands. The Finance portfolio grew by EUR 0.9 billion to EUR 22.6 billion. ING Real Estate continued efforts to diversify the finance portfolio while maintaining market leadership in the Netherlands. International lending now accounts for 38% of the total portfolio, up from 30% at year-end 2005.
ING Private Banking
ING Private Banking administers EUR 59.2 billion of assets for its clients of which EUR 4.4 billion was invested in investment funds from ING and EUR 4.1 billion in externally managed funds. The remainder, together with discretionary insurance linked investments of EUR 0.7 billion managed for Insurance Europe, brings the total assets under management by ING Private Banking on EUR 51.4 billion. Total administered assets increased by EUR 2.6 billion in the fourth quarter, driven by a net inflow of EUR 1.5 billion as well as favourable stock markets. Net inflow was mainly raised in Switzerland (EUR 0.5 billion) and the Netherlands (EUR 0.5 billion). Most of the assets of ING Private Banking are concentrated in Belgium, Luxembourg and Switzerland (EUR 30.4 billion) and the Netherlands (EUR 17.5 billion).

CAPITAL MANAGEMENT
Capital Base: ING Groep NV

	31 Dec.	30 Sept.
In EUR million	2006	2006

Shareholders’ equity (in parent)	38,266	36,729

+ Group hybrid capital	7,606	7,771

+ Group leverage (core debt)	4,210	4,217

Total capitalisation (Bank + Insurance)	50,082	48,718

- Revaluation reserves fixed income & other	3,352	3,917

- Group leverage (core debt) (d)	4,210	4,217

Adjusted equity (e)	42,520	40,584

Debt/equity ratio (d/(d+e))	9.01%	9.41%

•	ING’s capital position remains strong

•	Net income drives growth in capital base

•	Debt/equity ratios well within limits
ING’s CapitalBase
ING’s capital position remained robust in the fourth quarter of 2006. Shareholders’ equity increased to EUR 38.3 billion from EUR 36.7 billion at the end of the third quarter, mainly due to EUR 2.1 billion of net profit generated and an increase in unrealised gains on equity securities. That was offset by exchange rate differences and a decline in unrealised gains on debt securities as interest rates rose.
Capital Market Transactions
In November ING Group bought 4,190,000 of its own shares on the open market at an average price of EUR 33.92 to adjust its delta hedge portfolio for employee options. As of 31 December 2006 the hedge book holds 52.7 million (depositary receipts for) ordinary ING shares representing 2.4% of the total 2,205 million shares outstanding. In the fourth quarter of 2006 ING raised CAD 0.3 billion of Tier 2 capital in Canada and EUR 1 billion of 5-year floating-rate senior debt for ING Bank Australia. USD 1 billion in 5-year floating-rate senior extendible notes was raised for ING Insurance.
Capital Ratios
The Group calculates its capital ratios on the basis of adjusted equity, which is shareholders’ equity plus hybrid Tier-1 capital minus the revaluation reserve fixed-income securities. The leverage positions of ING Group and ING Insurance both remained well within target in the fourth quarter. Compared with the previous quarter, the Group’s debt/equity ratio was reduced from 9.4% to 9.0%, well below the 10% limit. This was due entirely to an increase in adjusted equity as core debt was unchanged. Adjusted equity at ING Insurance also increased, however that was offset by an increase in the core debt, and the leverage ratio increased from 13.1 % to 14.2%, still comfortably below the 15% limit. Core debt increased due to a decline in the cash positions of some insurance subsidiaries. The E.U. capital coverage ratio of ING Insurance increased further to 274% from 256%. The Tier-1 ratio of the Bank increased from 7.48% to 7.63%, due to the temporary impact from the acquisition of Summit REIT by ING Real Estate. Growth in risk-weighted assets was limited due to a securitisation programme.
Capital Ratios: ING Insurance NV

	31 Dec.	30 Sept.
In EUR million	2006	2006

Adjusted equity (e)	29,123	28,592
Core debt (d)	4,802	4,290

Debt/equity ratio (d/(d+e))	14.15%	13.05%

Available regulatory capital (a)	25,505	24,083

E.U. required regulatory capital (b)	9,296	9,407

Capital coverage ratio (a/b)	274%	256%

Buffer for equities & real estate (c)	7,101	6,394

Internal capital coverage ratio (a/b+c)	156%	152%

Credit Ratings
Standard & Poor’s and Moody’s both maintain a stable outlook on the ratings of ING Group (AA-, Aa3), ING Insurance (AA, Aa3) and ING Bank (AA, Aa2). ING Insurance was also recently one of two European insurers to receive an “excellent” enterprise risk management rating from Standard & Poor’s.
Capital Ratios: ING Bank NV

	31 Dec.	30 Sept.
In EUR million	2006	2006

Core Tier-1	20,058	19,006

Hybrid Tier-1	5,726	5,836

Total Tier-1 capital	25,784	24,841

Other capital	11,445	11,748

BIS Capital	37,229	36,589

Risk-weighted assets	337,926	332,016

Tier-1 ratio	7.63%	7.48%

BIS ratio	11.02%	11.02%

For further detail on the capital base for ING Group, Insurance and Banking please refer to Appendix 4

APPENDIX 1: KEY FIGURES
ING Group: Key Figures

	Annual Figures
	FY2006	FY2005	FY2004	FY2003[1]	FY2002[1]	FY2001[1]

Income (EUR million)

Insurance operations	59,642	57,403	55,602	53,223	59,729	55,999

Banking operations	14,195	13,848	12,678	11,680	11,201	11,111

Total income[2]	73,621	71,120	68,159	64,736	70,913	66,685

Operating Expenses

Insurance operations	5,275	5,195	4,746	4,897	5,203	5,583

Banking operations	9,087	8,844	8,795	8,184	8,298	8,186

Total operating expenses	14,362	14,039	13,541	13,081	13,501	13,769

Impairments/addition to loan loss provision	114	99	475	1,288	2,099	907

Insurance profit before tax	4,935	3,978	4,322	3,506	4,453	3,896

Banking profit before tax	5,005	4,916	3,418	2,371	1,468	2,170

Total before tax	9,940	8,894	7,740	5,877	5,921	6,066

Taxation	1,907	1,379	1,709	1,490	1,089	1,165

Third-party interests	341	305	276	344	332	324

Net profit	7,692	7,210	5,755	4,043	4,500	4,577

Figures per ordinary share (EUR)

Net profit	3.57	3.32	2.71	2.00	2.32	2.37

Distributable net profit	3.57	3.32	2.71	2.00	2.20	2.20

Dividend	1.32	1.18	1.07	0.97	0.97	0.97

Shareholders’ equity (in parent)	17.78	16.96	12.95	10.08	9.14	11.03

Balance Sheet (EUR billion)

Total assets	1,227	1,159	964	779	716	705

Capital & Reserves	38	37	28	21	18	22

Capital Ratios (%)

ING Group debt/equity ratio	9.0%	9.4%	12.6%

Insurance capital coverage ratio	274%	255%	204%	180%	169%	180%

Insurance debt/equity ratio	14.2%	13.4%	14.4%

Bank Tier-1 ratio	7.63%	7.32%	6.92%	7.59%	7.31%	7.03%

Market capitalisation (EUR billion)	74	65	49	39	32	57

Ordinary shares outstanding (million)	2,205	2,205	2,205	2,115	1,993	1,993

Preference shares outstanding (million)	63	87	87	87	87	87

Warrants B in issue until 5 January 2008 (million)	17	17	17	17	17	17

Key Performance Indicators

- Net return on equity (ROE)	23.5%	26.6%	25.4%	21.5%	17.4%	15.3%

- Net profit growth	7%	25%	n/a	-10%	-2%	62%

Insurance

- Value of new life business	807	805	632	440	519	336

- Internal rate of return (life)	13.3%	13.2%	12.1%	10.9%	11.5%	11.2%

- Combined ratio (non-life)	91%	95%	94%	98%	102%	103%

Banking

- Cost/income ratio (total)	64.0%	63.9%	69.4%	70.1%	74.1%	73.7%

- RAROC after tax (total)	19.7%	22.6%	14.5%

Assets under management (EUR billion)	600	547	492	463	449	513

Employees (FTEs end of period)	119,801	116,614	112,195	114,335	116,200	113,100

1.	Figures according to Dutch GAAP.

2.	Including inter-company eliminations

APPENDIX 2: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	4Q2006	3Q2006	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying profit before tax:

Insurance Europe	641	540	704	443	561	465	490	506

Insurance Americas	539	512	457	484	424	569	549	437

Insurance Asia/Pacific	140	168	157	156	112	113	52	169

Corporate Line Insurance	20	-195	-2	122	-75	-44	-226	-127

Underlying profit before tax from Insurance	1,340	1,025	1,316	1,205	1,022	1,103	865	985

Wholesale Banking	546	527	717	735	492	561	537	709

Retail Banking	441	473	452	566	506	501	414	394

ING Direct	183	175	196	163	184	179	127	127

Corporate Line Banking	-14	-43	-25	-20	-64	-3	-56	-54

Underlying profit before tax from Banking	1,156	1,132	1,340	1,444	1,118	1,238	1,022	1,176

Underlying profit before tax	2,496	2,157	2,656	2,649	2,140	2,341	1,887	2,161

Taxation	287	427	559	599	486	564	371	577

Underlying profit before minority interests	2,209	1,730	2,097	2,050	1,654	1,777	1,516	1,584

Minority interests	85	76	86	89	108	69	62	58

Underlying net profit	2,124	1,654	2,011	1,961	1,546	1,708	1,454	1,526

Net gains/losses on divestments	-23	-83	-9	30	18	-2	8	390

Net profit from divested units			12	15	-2	2	-46	25

Special items after tax					278	170	135

Net profit (attributable to shareholders)	2,101	1,571	2,014	2,006	1,840	1,878	1,551	1,941

Earnings per share (in EUR)	0.98	0.73	0.93	0.93	0.85	0.86	0.72	0.89

Divestments & Special Items after tax per Quarter

In EUR million	4Q2006	3Q2006	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying net profit	2,124	1,654	2,011	1,961	1,546	1,708	1,454	1,526

Net gain/losses on divestments:

- sale of Degussa Bank	-23

- gain on unwinding Piraeus				19

- Australia non-life				11

- sale of Life of Georgia					-7		-39

- sale of Austbrokers					25

- true up individual life reinsurance						13

- sale Baring Asset Management						-15		269

- restructuring NMB-Heller							47

- gain ING Canada greenshoe								19

- sale of Freeler								10

- sale of ING Bank Slaski shares								92

- sale of Williams de Broë			-9

- sale Deutsche Hypothekenbank		-83

Total gains/losses on divestments	-23	-83	-9	30	18	-2	8	390

Profit after tax from divested units			12	15	-2	2	-46	25

Special items after tax:

- tax releases Insurance					130	170	100

- tax releases/tax assets Banking					148		35

Total special items					278	170	135

Net profit (attributable to shareholders)	2,101	1,571	2,014	2,006	1,840	1,878	1,551	1,941

APPENDIX 3: CONSOLIDATED PROFIT & LOSS ACCOUNT
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	4Q2006	4Q2005	Change	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	11,265	11 ,694	-3.7%	11,265	11,694

Interest result banking operations	2,345	2,354	-0.4%			2,380	2,382

Commission income	1,114	909	22.6%	418	294	696	615

Total investment & other income	3,351	2,920	1 4.8%	2,819	2,588	561	345

Total underlying income	18,075	17,877	1.1%	14,502	14,576	3,637	3,342

Underwriting expenditure	11,518	11 ,894	-3.2%	11,518	11,894

Operating expenses	3,823	3,611	5.9%	1,430	1,407	2,393	2,204

Other interest expenses	136	205	-33.7%	200	246

Addition to loan loss provisions/impairments	102	27	277.8%	14	7	88	20

Total underlying expenditure	15,579	15,737	-1.0%	13,162	13,554	2,481	2,224

Underlying profit before tax	2,496	2,140	16.6%	1,340	1,022	1,156	1,118

Taxation	287	485	-40.8%	87	228	200	257

Underlying profit before minority interests	2,209	1,655	33.5%	1,253	794	956	861

Minority interests	85	109	-22.0%	70	82	15	27

Underlying net profit	2,124	1,546	37.4%	1,183	712	941	834

Net gains/losses on divestments	-23	18			18	-23

Net profit from divested units		-2			1		-3

Special items after tax		278			130		148

Net profit (attributable to shareholders)	2,101	1,840	14.2%	1,183	861	918	979

1.	Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	4Q2006	4Q2005	Change	4Q2006	4Q2005	4Q2006	4Q2005

Underlying net profit	2,124	1,546	37.4%	1,183	712	941	834

Gains/losses on divestments:

- sale Degussa Bank	-23					-23

- sale Life of Georgia		-7			-7

- sale Austbrokers		25			25

Total gains/losses on divestments	-23	18			18	-23	0

Profit after tax from divested units		-2			1		-3

Special items after tax:

- tax releases/tax assets		278			130		148

Total special items		278			130		148

Total net profit	2,101	1,840	14.2%	1,183	861	918	979

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	4Q2006	4Q2005	Change	4Q2006	4Q2005	4Q2006	4Q2005

Gross premium income	11,265	11,694	-3.7%	11,265	11,694

Interest result banking operations	2,345	2,381	-1.5%			2,380	2,409

Commission income	1,114	920	21.1%	418	294	696	626

Total investment & other income	3,328	2,942	13.1%	2,819	2,606	538	349

Total income	18,052	17,937	0.6%	14,502	14,594	3,614	3,384

Underwriting expenditure	11,518	11,894	-3.2%	11,518	11,894

Operating expenses	3,823	3,644	4.9%	1,430	1,406	2,393	2,238

Other interest expenses	136	206	-34.0%	200	247

Addition to loan loss provisions/impairments	102	34	200.0%	14	8	88	26

Total expenditure	15,579	15,778	-1.3%	13,162	13,555	2,481	2,264

Total profit before tax	2,473	2,159	14.5%	1,340	1,039	1,133	1,120

Taxation	286	210	36.2%	86	97	200	113

Profit before minority interests	2,187	1,949	12.2%	1,254	942	933	1,007

Minority interests	86	109	-21.1%	71	81	15	28

Net profit (attributable to shareholders)	2,101	1,840	14.2%	1,183	861	918	979

1.	Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	4Q2006	4Q2005	Change	4Q2006	4Q2005	4Q2006	4Q2005

Underlying profit before tax	2,496	2,140	16.6%	1,340	1,022	1,156	1,118

Gains/losses on divestments:

- sale Degussa Bank	-23					-23

- sale Life of Georgia		-10			-10

- sale Austbrokers		27			27

Total gains/losses on divestments	-23	17			17	-23	0

Profit before tax from divested units		2					2

Total profit before tax	2,473	2,159	14.5%	1,340	1,039	1,133	1,120

APPENDIX 4: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
	31 Dec.	30 Sept.	31 Dec.	30 Sept.	31 Dec.	30 Sept.	31 Dec.	30 Sept.
In EUR million	2006	2006	2006	2006	2006	2006	2006	2006

Assets

Cash and balances with central banks	14,326	12,782	3,017	3,393	11,769	9,689	-460	-300

Amounts due from banks	39,868	51,745			39,868	51,745

Financial assets at fair value through P&L	317,470	304,780	114,668	110,401	203,639	195,766	-837	-1,387

Investments	311,581	315,889	140,490	142,418	171,091	173,471

Loans and advances to customers	474,437	468,460	37,559	37,430	437,774	431,766	-896	-736

Reinsurance contracts	6,529	7,029	6,529	7,028				1

Investments in associates	4,343	3,927	3,151	2,762	1,223	1,170	-31	-5

Investment property	6,974	4,650	3,310	3,098	3,665	1,546	-1	6

Property and equipment	6,031	6,172	1,051	1,042	4,980	5,130

Intangible assets	3,522	3,613	3,232	3,343	385	369	-95	-99

Deferred acquisition costs	10,163	10,187	10,163	10,187

Other assets	31,063	31,501	10,601	12,158	20,591	19,342	-129	1

Total assets	1,226,307	1,220,735	333,771	333,260	894,985	889,994	-2,449	-2,519

Equity and liabilities

Share capital & share premium	8,878	8,874	4,548	4,547	7,048	7,048	-2,718	-2,721

Revaluation reserve equities	5,236	4,747	5,120	4,555	116	192

Revaluation reserve fixed income	3,064	3,674	1,851	1,827	1,214	1,847

Other revaluation reserves	1,153	1,121	127	184	798	710	228	227

Currency translation reserve	-473	362	-257	299	42	63	-258

Other reserves	20,408	17,951	10,528	9,295	12,080	11,731	-2,201	-3,075

Shareholders’ equity (in parent)	38,266	36,729	21,917	20,707	21,298	21,591	-4,949	-5,569

Minority interests	2,949	1,851	1,770	1,440	1,204	432	-25	-21

Total equity	41,215	38,580	23,687	22,147	22,502	22,023	-4,974	-5,590

Liabilities

Preference shares	215	215					215	215

Subordinated loans	6,014	6,143	4,043	4,144	18,073	18,162	-16,102	-16,163

Debt securities in issue	78,133	74,755	5,439	5,387	67,464	64,139	5,230	5,229

Other borrowed funds	29,639	29,501	16,015	15,409			13,624	14,092

Insurance and investment contracts	268,683	267,773	268,683	267,773

Amounts due to banks	120,839	113,771			120,839	113,772		-1

Customer deposits and other funds on deposit	496,680	501,560			496,775	501,560	-95

Financial liabilities at fair value through P&L	146,611	149,722	930	875	145,923	149,061	-242	-214

Other liabilities	38,278	38,715	14,974	17,525	23,409	21,277	-105	-87

Total liabilities	1,185,092	1,182,155	310,084	311,113	872,483	867,971	2,525	3,071

Total equity and liabilities	1,226,307	1,220,735	333,771	333,260	894,985	889,994	-2,449	-2,519

Changes in Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	4Q2006	3Q2006	4Q2006	3Q2006	4Q2006	3Q2006	4Q2006	3Q2006

Shareholders’ equity beginning of period	36,729	33,214	20,707	18,574	21,591	20,339	-5,569	-5,699

Net profit for period	2,100	1,572	1,181	816	922	762	-3	-6

Unrealised revaluations equity securities	662	728	658	688	4	40

Unrealised revaluations debt securities	-641	3,425	-164	2,671	-477	754

Deferred interest crediting to life policyholders	212	-1,186	212	-1,186

Realised gains equity securities released to P&L	-296	-75	-217	-74	-79			-1

Realised gains debt securities released to P&L	-53	-17	-32	-14	-21	-3

Change in cashflow hedge reserve	-123	277	13	194	-136	83

Other revaluations	192	-119	-70	-50	257	-75	5	6

Changes re-own shares	-104	43					-104	43

Exchange rate differences	-434	237	-244	49	-190	182		6

Cash dividend		-1,285		-1,000	-600	-400	600	115

Employee stock option and share plans	24	29	14	15	12	14	-2

Other	-2	-114	-141	24	15	-105	124	-33

Total changes	1,537	3,515	1,210	2,133	-293	1,252	620	130

Shareholders’ equity end of period	38,266	36,729	21,917	20,707	21,298	21,591	-4,949	-5,569

ING’s Capital Base and Key Ratios

	ING Group		ING Verzekeringen NV		ING Bank NV
In EUR million	31 Dec. 2006	30 Sept. 2006	31 Dec. 2006	30 Sept. 2006	31 Dec. 2006	30 Sept. 2006

Shareholders’ equity (in parent)	38,266	36,729	21,917	20,707	21,298	21,591

Group hybrid capital	7,606	7,771	1,665	1,721	5,726	5,836

Group leverage/core debt	4,210	4,217

Total capitalisation	50,082	48,718	23,583	22,429	27,024	27,426

Adjustments to equity:

- Revaluation reserves fixed income & other.	-3,352	-3,917	-2,097	-2,036	-1,350	-1,979

- Revaluation reserves excluded from Tier-1					-1,256	-1,201

+ Insurance hybrid capital			2,250	2,250

+ Minorities			1,770	1,440	1,367	595

Available regulatory capital			25,505	24,083	25,784	24,841

+ Other qualifying capital					1 1 ,445	11,748

+ DAC/ViF adjustment (50%)			3,618	4,509

- Group leverage (core debt)	-4,210	-4,217

Adjusted Equity (e)	42,520	40,584	29,123	28,592	37,229	36,589

Key ratios

Core debt (d)	4,210	4,217	4,802	4,290

Debt/Equity ratio (d/(d+e))	9.01%	9.41%	14.15%	13.05%

Capital coverage ratio			274%	256%

Risk weighted assets					337,926	332,016

Tier-1 ratio Bank					7.63%	7.48%

BIS ratio Bank					11.02%	11.02%

APPENDIX 5: CONSOLIDATED CASH FLOW STATEMENT
ING Group: Consolidated Cash Flow Statement

	ING Group[1]		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005	4Q2006	4Q2005

Net cash flow from operating activities	1,279	7,149	1,980	2,807	-829	6,897	128	-2,555

Investments and advances:

- group companies	-2,242	-250	-110	-167	-2,132	-83

- associates	-227	12	-99	-113	-128	121		4

- available-for-sale investments	-72,714	-70,019	-47,805	-49,846	-24,909	-20,173

- held-to-maturity investments

- investment properties	-1,168	-934	-1,088	-885	-80	-41		-8

- property and equipment	-177	-128	-65	-42	-112	-110		24

- assets subject to operating leases	-611	-220			-611	-220

- investments for the risk of policyholders	-11,832	-10,023	-11,832	-10,023

- other investments	-104	-75	-49	88	-55	-163

Disposals and redemptions:

- group companies	127	-43	151	-48	-24	-9		14

- associates	204	469	29	126	175	281		62

- available-for-sale investments	71,081	64,052	46,701	47,375	24,380	16,677

- held-to-maturity investments	123	24			123	24

- investment properties	827	744	769	337	58	560		-153

- property and equipment	215	95	34	105	181	-150		140

- assets subject to operating leases	119	113			119	114		-1

- investments for the risk of policyholders	9,839	8,618	9,839	8,618

- other investments	28	4	17	-5	11	10		-1

Net cash flow from investing activities	-6,512	-7,561	-3,508	-4,480	-3,004	-3,162		81

Proceeds from issuance of subordinated loans		821		789	4,209	1,868	-4,209	-1,836

Repayments of subordinated loans		30			-3,870	-1,159	3,870	1,189

Borrowed funds and debt securities	4,990	3,857	1,124	182	3,772	628	94	3,047

Deposits by reinsurers	-11	-184	-11	-184

Issuance of ordinary shares	2	110		105			2	5

Purchase of treasury shares	-583	85	-2	100			-581	-15

Sale of treasury shares		-10		-30				20

Dividends paid/received	-8		-1	30	-600		593	-30

Net cash flow from financing activities	4,390	4,709	1,110	992	3,511	1,337	-231	2,380

Net cash flow	-843	4,297	-418	-681	-322	5,072	-103	-94

Cash and equivalents at beginning of period	-875	-652	3,393	3,921	-3,967	-4,302	-301	-271

Effect of exchange-rate on cash and equivalents	-77	-310	42	-495	-63	199	-56	-14

Cash and equivalents at end of period	-1,795	3,335	3,017	2,745	-4,352	969	-460	-379

- of which Treasury bills and other eligible bills	4,333	11,572			4,333	11,572

- of which Amounts due to/from banks	-20,454	-21,321			-20,454	-21,321

- of which Cash and balances with central banks	14,326	13,084	3,017	2,745	11,769	10,718	-460	-379

1.	Including inter-company eliminations

APPENDIX 6: ADDITIONAL INFORMATION
P&L Life Insurance

	Quarterly Results					Full Year

In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	9,825	10,315	-4.8%	9,528	3.1%	40,501	39,607	2.3%

Commission income	391	263	48.7%	376	4.3%	1,507	1,232	22.3%

Direct investment income	2,255	2,146	5.1%	2,233	1.1%	9,144	8,530	7.2%

Realised gains & fair value changes	330	201	64.2%	245	34.7%	987	806	22.5%

Total investment & other income	2,585	2,347	10.1%	2,478	4.4%	10,131	9,336	8.5%

Total underlying income	12,801	12,925	-1.0%	12,382	3.4%	52,139	50,175	3.9%

Reinsurance and retrocession premiums	540	620	-12.9%	439	23.0%	2,004	2,132	-6.0%

Net benefits life insurance for risk company	7,290	6,218	17.2%	6,192	17.7%	25,167	20,845	20.7%

Changes in life provisions for risk company	2,088	3,475	-39.9%	3,314	-37.0%	14,414	17,397	-17.1%

Profit sharing and rebates	251	189	32.8%	130	93.1%	517	684	-24.4%

Change in deferred acquisition costs	-306	-306		-299	2.3%	-1,301	-1,149	13.2%

Other underwriting expenditure	707	707		688	3.4%	2,858	2,660	7.4%

Underwriting expenditure	10,570	10,903	-3.0%	10,464	1.1%	43,659	42,569	2.6%

Operating expenses	1,083	1,025	5.7%	883	22.7%	3,871	3,754	3.1%

Other interest expenses	191	237	-19.4%	338	-43.7%	1,193	1,075	11.0%

Other impairments	13	2		-1		11	9	22.2%

Total underlying expenditure	11,857	12,167	-2.5%	11,684	1.5%	48,734	47,407	2.8%

Underlying profit before tax	944	758	24.5%	698	35.2%	3,405	2,768	23.0%

Taxation	-8	174		62		323	576	-43.9%

Minority interests	43	38	13.2%	26	65.4%	142	100	42.0%

Underlying net profit life insurance	909	546	66.5%	610	49.0%	2,940	2,092	40.5%

P&L Non-Life Insurance

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Gross premium income	1,440	1,379	4.4%	1,464	-1.6%	6,333	6,100	3.8%

Commission income	27	31	-12.9%	29	-6.9%	130	113	15.0%

Direct investment income	173	150	15.3%	183	-5.5%	735	709	3.7%

Realised gains & fair value changes	62	90	-31.1%	44	40.9%	262	224	17.0%

Total investment & other income	235	240	-2.1%	227	3.5%	997	933	6.9%

Total underlying income	1,702	1,650	3.2%	1,720	-1.0%	7,460	7,146	4.4%

Reinsurance & retrocession premiums	77	94	-18.1%	87	-11.5%	340	424	-19.8%

Changes in provision for unearned premiums	-115	-139	-17.3%	-105	9.5%	65	-40	-262.5%

Net claims non-life	850	925	-8.1%	831	2.3%	3,372	3,234	4.3%

Changes in claims provision	-114	-210	-45.7%	-2		-228	-160	42.5%

Total claims incurred	736	715	2.9%	829	-11.2%	3,144	3,074	2.3%

Profit sharing and rebates	-2	71	-102.8%	6	-133.3%	20	100	-80.0%

Change in deferred acquisition costs	17	17		12	41.7%	-4	4	-200.0%

Other underwriting expenditure	236	236		219	7.8%	966	928	4.1%

Underwriting expenditure	949	994	-4.5%	1,048	-9.4%	4,531	4,490	0.9%

Operating expenses	347	382	-9.2%	336	3.3%	1,405	1,420	-1.1%

Other interest expenses	9	9		9		43	28	53.6%

Other impairments	1	1					1

Total underlying expenditure	1,306	1,386	-5.8%	1,393	-6.2%	5,979	5,939	0.7%

Underlying profit before tax	396	264	50.0%	327	21.1%	1,481	1,207	22.7%

Taxation	95	54	75.9%	84	13.1%	355	308	15.3%

Minority interests	26	43	-39.5%	32	-18.8%	138	155	-11.0%

Underlying net profit non-life insurance	275	167	64.7%	211	30.3%	988	744	32.8%

Insurance Investment & Other Income

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Income from debt securities and loans	1,718	1,534	12.0%	1,789	-4.0%	7,512	7,418	1.3%

Dividend income	108	74	45.9%	174	-37.9%	604	480	25.8%

Rental income	45	72	-37.5%	44	2.3%	184	206	-10.7%

Other	558	617	-9.6%	412	35.4%	1,579	1,134	39.2%

Direct investment income	2,429	2,297	5.7%	2,419	0.4%	9,879	9,238	6.9%

Realised gains/losses & impairments on debt securities	46	-1		22	109.1%	-21	279	-107.5%

Realised gains/losses & impairments on equity securities	225	216	4.2%	84	167.9%	680	399	70.4%

Realised gains/losses & fair value changes private equity	36	20	80.0%	15	140.0%	167	192	-13.0%

Change in fair value real estate investments	152	139	9.4%	75	102.7%	422	334	26.3%
Changes in fair value non-trading derivatives[3]	-69	-83	-16.9%	90	-176.7%	-4	-178	-97.8%

Realised gains/losses & fair value changes on investments	390	291	34.0%	286	36.4%	1,244	1,026	21.2%

Total underlying investment & other income	2,819	2,588	8.9%	2,705	4.2%	11,123	10,264	8.4%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

2.	Including fair-value changes real estate participations

3.	Largely offset in underwriting expenditure
Banking Commission, Investment & Other Income

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Funds transfer	115	160	-28.1%	153	-24.8%	563	589	-4.4%

Securities business	187	151	23.8%	138	35.5%	701	602	16.4%

Insurance broking	46	14	228.6%	42	9.5%	171	115	48.7%

Management fees	210	167	25.7%	175	20.0%	741	595	24.5%

Brokerage and advisory fees	54	25	116.0%	49	10.2%	205	146	40.4%

Other	84	98	-14.3%	65	29.2%	284	260	9.2%

Total underlying commission income	696	615	13.2%	622	11.9%	2.665	2.307	15.5%

Rentalincome	41	24	70.8%	35	17.1%	130	121	7.4%

Other investment income	28	72	-61.1%	27	3.7%	139	172	-19.2%

Direct income from investments	69	96	-28.1%	62	11.3%	269	293	-8.2%

Realised gains/losses on bonds	31	7	342.9%	3	933.3%	93	60	55.0%

Realised gains/losses on equities	88	1		0		132	126	4.8%

Change in fair value real estate	37	22	682%	9	11.1%	67	60	11.7%

Realised gains/losses & fair value changes	156	30	420.0%	12		292	246	18.7%

Total underlying investment income	225	126	78.6%	74	204.1%	561	539	4.1%

Valuation results non-trading derivatives	112	24	366.7%	-52		123	224	-45.1%

Net trading income	58	-58		185	-68.6%	895	402	122.6%

Other	166	253	-34.4%	243	-31.7%	668	704	-5.1%

Total underlying other income	336	219	53.4%	376	-10.6%	1.686	1.330	26.8%

Recurring Operating Expenses: Insurance and Banking

	Quarterly Results					Full Year
In EUR million	4Q2006	4Q2005	Change	3Q2006	Change	FY2006	FY2005	Change

Underlying operating expenses Insurance	1,430	1,407	1.6%	1,219	17.3%	5,275	5,174	2.0%

Underlying operating expenses Banking	2,393	2,204	8.6%	2,220	7.8%	9,032	8,612	4.9%

Underlying operating expenses ING Group	3,823	3,611	5.9%	3,439	11.2%	14,307	13,786	3.8%

Reorganisations, MN, Ops&IT	30	37		53		89	109

Accelerated software depreciation	33					33	27

Release employee benefit provisions		-166		-144		-144	-166

Compliance costs	76			56		164

Impairments ING Real Estate		40					78

Restructuring, project costs Americas		36				29	99

Domestication of Taiwan business						19

Litigation provisions Belgium		4					22

Reclassification of payment expenses	-52			-7		-74

Other	20	72		-3		23	144

Total non-recurring items	107	23		-45		139	313

FX impact	19	-38		12		-5	17

Recurring expenses Insurance	1,406	1,310	7.3%	1,310	7.3%	5,252	4,951	6.1%

Recurring expenses Banking	2,329	2,240	4.0%	2,186	6.5%	8,911	8,539	4.4%

Recurring operating expenses ING Group	3,735	3,550	5.2%	3,496	6.8%	14,163	13,490	5.0%

Expenses ING Direct	395	378		380		1,598	1,395

Expenses ING Real Estate	133	113		122		163	371

Expenses Asia/Pacific	275	224		240		983	827

Total investments in growth	803	718	11.8%	742	8.2%	3,004	2,593	15.9%

Recurring expenses ING Group excluding investments in growth businesses	2,932	2,832	3.5%	2,754	6.5%	11,159	10,897	2.4%

APPENDIX 7: EMBEDDED VALUE & NEW BUSINESS
Embedded Value and Embedded Value Profit
Life insurance embedded value increased 7.7% to EUR 29,714, before EUR 1,994 million in dividends was paid from the life insurance businesses to ING Group, bringing the embedded value at year-end to EUR 27,718 million.
The change in embedded value reflects the positive contribution of EUR 807 million in value associated with new business, the required return on the value of inforce of EUR 1,716 million, and variances from expectations of EUR 1,207 million. These variances primarily reflect the impact of favourable equity and fixed income returns, hedge costs, and credit defaults. The investment return on free surplus of EUR 968 million also reflects the strong equity market performance. Changes in economic assumptions had a negative impact of EUR 1,534 million, primarily related to a decrease in the long-term risk free interest rates in Taiwan from 5.75% to 3.93%. The strengthening of the euro against most other currencies reduced the embedded value by EUR 1,164 million and discount rate changes were responsible for a EUR 338 million decrease.
Embedded value profit is a measure used by ING to evaluate performance over the year. It includes forces that are considered to be within management’s control, such as the value of new business, variances from the expectations for the year, and assumption changes other than economic assumption changes, which are set by ING Group based on market rates. For 2006, the embedded value profit of EUR 1,981 million is down 12.1%. The VNB and financial variances were comparable to 2005, but operational performance variances decreased from EUR 294 million in 2005 to EUR 222 million in 2006. Most of the decrease is attributable to Taiwan, which declined from EUR 71 million in 2005 to EUR -173 million in 2006. The adverse result in 2006 is largely due to higher-than-expected persistency. Operating assumption changes declined from EUR 50 million in 2005 to EUR -33 million due to an increase to the maintenance assumptions at Nationale-Nederlanden and RVS, which was partially offset by a number of changes including higher assumed fees in Poland, a change to the crediting rate strategy at U.S. Retirement Services,
Embedded Value — life insurance business

			%
In EUR million	2006	2005	Change

Free Surplus (FS)	3,781	2,274	66.3%

Required Capital (RC)	13,873	13,691	1.3%

Adjusted Net Worth (ANW)	17,654	15,964	10.6%

Present value of future (statutory book) profits (PVFP)	15,382	16,431	-6.4%

Cost of holding Required Capital (CoC)	-5,318	-4,810	10.6%

Embedded value (ViF and ANW)	27,718	27,586	0.5%

Analysis of movement in Embedded Value

	Insurance	Insurance	Insurance	2006	2005
In EUR million	Europe	Americas	Asia/Pacific	Total	Total

Free Surplus (boy) (FS)	6,407	810	-4,943	2,274	599

Required Capital (boy) (RC)	2,620	5,226	5,845	13,691	11,509

ViFboy	5,902	4,822	898	11,622	10,344

Total EV (beginning of year)	14,929	10,858	1,799	27,586	22,451

Addition of business /(divested business)	31	376	0	407	196

Currency effects	52	-1,134	-82	-1,164	1,575

Model Changes	-61	31	122	92	338

Revised EV (boy)	14,951	10,130	1,840	26,921	24,560

Value of New Business (VNB)	219	167	421	807	805

Financial performance variances	691	331	218	1,240	1,105

Operational performance variances	122	0	-155	-33	294

Operating assumption changes	-187	48	106	-33	50

Embedded Value Profit (EV Profit)	846	546	590	1,981	2,254

Required Return — return on RC + ViF	606	708	402	1,716	1,907

Investment return on free surplus	1,054	4	-90	968	530

Discount rate changes	-399	-194	255	-338	804

Economic Assumption Changes	133	-23	-1,644	-1,534	-2,030

Embedded value of business acquired	0	0	0	0	36

Capital injections	24	0	115	139	486

Dividends	-1,111	-899	-124	-2,134	-960

Subtotal	307	-404	-1,087	-1,185	772

EVeoy — after capital injection/(dividends)	16,103	10,272	1,343	27,718	27,586

EVeoy — before capital injections/(dividends)	17,191	11,171	1,353	29,714	28,061

RoEV% — before capital injections/(dividends)	15%	10%	-26%	10%	14%

Life Insurance Value of New Business Statistics: Fourth Quarter

	New Production 4Q2006					New Production 4Q2005
	Value of	Present		Investment	Acquisition	Value of	Present		Investment	Acquisition
	New	Value of	VNB/PV	in New	Expense	New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	10	647	1.5%	33	-4	29	685	4.2%	36	-4
Belgium (& Luxembourg)	6	321	1.9%	10	2	8	389	2.1%	13	1
Rest of Europe	29	757	3.8%	48	5	38	687	5.5%	32	-2

Insurance Europe	45	1,725	2.6%	91	3	75	1,761	4.3%	81	-5

U.S.	-3	4,939	-0.1%	145	17	46	4,976	0.9%	96	21
Latin America	-9	103	-8.7%	23	1	12	161	7.5%	27	4

Insurance Americas	-12	5,042	-0.2%	168	18	58	5,137	1.1%	223	25

Australia & NZ	12	441	2.7%	11	0	5	358	1 .4%	15	0
Japan	-5	821	-0.6%	14	6	-5	1,285	-0.4%	53	5
South Korea	39	1,062	3.7%	8	-7	53	852	6.2%	-6	12
Taiwan	48	679	7.1%	38	2	33	437	7.6%	23	0
Rest of Asia	1	261	0.4%	27	7	4	180	2.2%	20	6

Insurance Asia/Pacific	95	3,264	2.9%	98	8	90	3,112	2.9%	105	23

Total	128	10,031	1.3%	357	29	223	10,010	2.2%	409	43

Life New Business Production from Developing Markets: Fourth Quarter

	New Production 4Q2006					New Production 4Q2005
	Annual	Single		Norm.		Annual	Single
In EUR million	Premium	Premium	VNB	VNB	IRR[1]	Premium	Premium	VNB	IRR[1]

Insurance Europe	61	160	15	29	18.6%	46	54	25	16.6%
Insurance Americas	103	43	-10	-4	10.5%	62	57	12	12.6%
Insurance Asia/Pacific	320	263	88	65	19.7%	298	123	91	19.3%

Total	484	456	93	90	17.7%	406	234	128	17.4%

1.	Figures are full year
Life Insurance Value of New Business Statistics: Full Year

	New Production FY2006					New Production FY2005
	Value of	Present		Investment	Acquisition	Value of	Present		Investment	Acquisition
	New	Value of	VNB/PV	in New	Expense	New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	76	2,673	2.8%	134	-2	95	2,667	3.6%	147	1
Belgium (& Luxembourg)	19	1,335	1 .4%	47	4	36	1,748	2.1%	45	2
Rest of Europe	124	3,106	4.0%	141	5	95	2,475	3.8%	121	7

Insurance Europe	219	7,114	3.1%	322	7	226	6,890	3.3%	313	10

U.S.	145	20,692	0.7%	914	52	172	18,571	0.9%	817	52
Latin America	22	574	3.8%	117	8	35	568	6.2%	103	13

Insurance Americas	167	21,266	0.8%	1,031	60	207	19,139	1.1%	920	65

Australia & NZ	36	1,706	2.1%	58	0	16	1,374	1 .2%	51	—
Japan	65	5,061	1.3%	190	1	85	6,889	1 .2%	272	2
South Korea	157	3,993	3.9%	51	3	159	2,886	5.5%	22	7
Taiwan	155	2,160	7.2%	105	-7	107	1,942	5.5%	128	-2
Rest of Asia	8	832	1 .0%	74	23	5	723	0.8%	64	21

Insurance Asia/Pacific	421	13,752	3.1%	478	20	372	13,814	2.7%	537	28

Total	807	42,132	1.9%	1,831	87	805	39,843	2.0%	1,770	103

Life New Business Production from Developing Markets: Full Year

	New Production FY2006					New Production FY2005
	Annual	Single		Norm.		Annual	Single
In EUR million	Premium	Premium	VNB	VNB	IRR[1]	Premium	Premium	VNB	IRR[1]

Insurance Europe	232	451	88	102	18.6%	191	178	68	16.6%
Insurance Americas	322	210	21	27	10.4%	216	216	35	12.6%
Insurance Asia/Pacific	1,288	668	320	297	19.7%	1,224	432	272	19.3%

Total	1,782	1,329	429	426	17.7%	1,631	826	375	17.4%

1.	Figures are full year
ING Group’s 2006 Annual Accounts will be prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing the financial information in this press release, the same accounting principles are applied as in the 2005 ING Group Annual Accounts. All figures in this document are unaudited.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.